CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Price to Us per Share	Aggregate Offering Price	Amount of Registration Fee(2)
Common stock, par value $.01 per share	4,002,000	$50.73	$203,021,460	$23,591.10

(1)	Includes 522,000 shares of common stock issuable upon exercise of the underwriters’ option to purchase additional shares of common stock to cover overallotments.
(2)	This filing fee is calculated and being paid pursuant to Rule 457(r) of the Securities Act of 1933 and relates to our Registration Statement on Form S-3 (File No. 333-202853).

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-202853

PROSPECTUS SUPPLEMENT

(To Prospectus dated March 18, 2015)

3,480,000 Shares

PDC Energy, Inc.

Common Stock

We are selling 3,480,000 shares of our common stock.

Our shares trade on the Nasdaq Global Select Market under the symbol “PDCE.” On March 18, 2015, the last sale price of the shares as reported on the Nasdaq Global Select Market was $53.34 per share.

Investing in the common stock involves risks that are described in the ‘‘Risk Factors’’ section beginning on page S-13 of this prospectus supplement.

The underwriters have agreed to purchase the common stock from us at a price of $50.73 per share, which will result in approximately $176.5 million of proceeds to us before expenses. The underwriters may offer the shares of common stock from time to time for sale in one or more transactions on the Nasdaq Global Select Market, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

The underwriters may also exercise their option to purchase up to an additional 522,000 shares from us, at the price per share set forth above, for 30 days after the date of this prospectus supplement to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about March 23, 2015.

Goldman, Sachs & Co.	J.P. Morgan

The date of this prospectus supplement is March 18, 2015

(1)	2013 includes slight production from Shallow-Devonian assets

Prospectus Supplement

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of our common stock and certain other matters relating to our business. The second part is the accompanying prospectus, which gives more general information, some of which does not apply to this offering. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or any document incorporated by reference, you should rely on the information in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under “Incorporation of Certain Information by Reference” on page S-55 of this prospectus supplement before investing in our common stock. Also see “Special Note Regarding Forward-Looking Statements” on page S-iii of this prospectus supplement.

We have filed with the SEC a registration statement on Form S-3 with respect to the securities offered hereby. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered hereby, reference is made to the registration statement and the exhibits that are a part of the registration statement.

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in each of this prospectus supplement, the accompanying prospectus, the documents incorporated by reference into this prospectus supplement and the accompanying prospectus and any related free writing prospectus is accurate as of the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this prospectus supplement, the accompanying prospectus, the documents incorporated by reference into this prospectus supplement and the accompanying prospectus and any related free writing prospectus when making your investment decision.

Unless otherwise stated, information in this prospectus supplement assumes the underwriters will not exercise their option to purchase additional shares of our common stock.

Unless otherwise indicated or the context requires otherwise, all references in this prospectus supplement to “PDC,” “PDC Energy,” “we,” “us,” or “our” are to PDC Energy, Inc., and its consolidated subsidiaries, including our proportionate share of the financial position, results of operations, cash flows and operating activities of our affiliated partnerships and PDC Mountaineer, LLC (“PDCM”), a joint venture owned 50% each by PDC and Lime Rock Partners, LP until its disposition in October 2014.

S-ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (“Securities Act”) and Section 21E of the Exchange Act regarding our business, financial condition, results of operations and prospects. All statements other than statements of historical facts included in and incorporated by reference into this report are “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as expects, anticipates, intends, plans, believes, seeks, estimates and similar expressions or variations of such words are intended to identify forward-looking statements herein. These statements relate to, among other things: estimated future production (including the components of such production), sales, expenses, cash flows and liquidity; estimated crude oil, natural gas and natural gas liquids (“NGLs”) reserves; the impact of prolonged depressed commodity prices; anticipated 2015 capital projects, expenditures and opportunities; expected 2015 capital budget allocations; future exploration, drilling and development activities, including the number of drilling rigs we expect to run during 2015 and number of locations; capital efficiencies and per well reserves expected to be realized through drilling of extended length laterals, tighter frac spacing and cost reductions; future horizontal drilling projects that are estimated to be economically producible at certain commodity prices and costs; anticipated reductions in our 2015 cost structure; potential for future impairments; potential acquisitions of additional acreage and other future transactions; the impact of high line pressures and the timing, availability, cost and effect of additional midstream facilities and services going forward; the borrowing base under our credit facility; and our future strategies, plans and objectives.

The above statements are not the exclusive means of identifying forward-looking statements herein. Although forward-looking statements contained in this prospectus supplement reflect our good faith judgment, such statements can only be based on facts and factors currently known to us. Consequently, forward-looking statements are inherently subject to risks and uncertainties, including known and unknown risks and uncertainties incidental to the exploration for, and the acquisition, development, production and marketing of, crude oil, natural gas and NGLs, and actual outcomes may differ materially from the results and outcomes discussed in the forward-looking statements.

Important factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to:

•	changes in worldwide production volumes and demand, including economic conditions that might impact demand;

•	volatility of commodity prices for crude oil, natural gas and NGLs and the risk of an extended period of depressed prices;

•	impact of governmental policies and/or regulations, including changes in environmental and other laws and regulations, the interpretation and enforcement related to those laws and regulations, liabilities arising thereunder and the costs to comply with those laws and regulations;

•	potential declines in the value of our crude oil, natural gas and NGLs properties resulting in impairments;

•	changes in estimates of proved reserves;

•	inaccuracy of reserve estimates and expected production rates;

•	potential for production decline rates from our wells being greater than expected;

•	timing and extent of our success in discovering, acquiring, developing and producing reserves;

•	our ability to secure leases, drilling rigs, supplies and services at reasonable prices;

•	availability of sufficient pipeline, gathering and other transportation facilities and related infrastructure to process and transport our production and the impact of these facilities and regional capacity on the prices we receive for our production;

S-iii

•	timing and receipt of necessary regulatory permits;

•	risks incidental to the drilling and operation of crude oil and natural gas wells;

•	our future cash flows, liquidity and financial condition;

•	competition within the oil and gas industry;

•	availability and cost of capital;

•	reductions in the borrowing base under our revolving credit facility;

•	our success in marketing crude oil, natural gas and NGLs;

•	effect of crude oil and natural gas derivatives activities;

•	impact of environmental events, governmental and other third-party responses to such events, and our ability to insure adequately against such events;

•	cost of pending or future litigation;

•	effect that acquisitions we may pursue have on our capital expenditures;

•	our ability to retain or attract senior management and key technical employees; and

•	success of strategic plans, expectations and objectives for our future operations.

Furthermore, we urge you to carefully review and consider the disclosures made in this prospectus supplement and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus, including the risks and uncertainties that may affect our business, financial condition, results of operations and cash flows as discussed in “Risk Factors” beginning on page S-13 of this prospectus supplement. We caution you not to place undue reliance on forward-looking statements, which speak only as of the respective dates on which they were made. We undertake no obligation to update any forward-looking statements in order to reflect any event or circumstance occurring after the date of this prospectus supplement or currently unknown facts or conditions or the occurrence of unanticipated events. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

S-iv

PROSPECTUS SUPPLEMENT SUMMARY

This summary provides a brief overview of us and the key aspects of this offering. This summary does not contain all of the information that may be important to you. For a more complete understanding, you should read carefully this entire prospectus supplement and the accompanying prospectus, including the information presented under the headings “Risk Factors” and “Special Note Regarding Forward-Looking Statements,” and the documents incorporated by reference.

PDC Energy, Inc.

Our Company

We are a domestic independent exploration and production company that produces, develops, acquires and explores for crude oil, natural gas and NGLs with primary operations in the Wattenberg Field in Colorado, the Utica Shale in southeastern Ohio and, until the fourth quarter of 2014, the Marcellus Shale in northern West Virginia. Our 2015 operations in the Wattenberg Field are focused in the inner and middle core areas of the Niobrara and Codell plays. We own an interest in approximately 2,900 gross producing wells, of which approximately 350 are horizontal. Production of 9.3 MMboe from continuing operations for the year ended December 31, 2014 represents an increase of 42% compared to the year ended December 31, 2013. For the month ended December 31, 2014, we maintained an average production rate of 30 MBoe per day. As of December 31, 2014, we had approximately 250 MMBoe of proved reserves (30% of which are proved developed) with a pre-tax present value of future net revenues, or PV-10, of $3.5 billion, representing increases of 24 MMBoe and $0.8 billion, respectively, relative to December 31, 2013, after adjusting for the divestiture of our Marcellus Shale dry-gas assets. Proved reserves at December 31, 2014 were comprised of approximately 64% liquids and 36% natural gas. Our proved reserve additions included further downspacing in the Wattenberg Field and an increase in per well reserves in our inner core horizontal wells targeting the Niobrara formation. See “—Summary Reserve Information” for a reconciliation of PV-10 to standardized measure.

The increases in our production and estimated proved reserves are primarily attributable to our successful horizontal Niobrara and Codell drilling programs in the Wattenberg Field. Future development of the Wattenberg Field provides the opportunity to add further proved, probable and possible reserves to our portfolio through continued delineation and downspacing of the horizontal Niobrara and Codell formations. Similarly, we believe the Utica Shale provides the opportunity for additional proved, probable and possible reserves in a more favorable crude oil and natural gas pricing environment. In 2014, we spudded 116 horizontal wells in the Wattenberg Field, turned-in-line 86 horizontal wells and participated in 84 gross, 18.7 net, horizontal non-operated drilling projects. We spudded 11 horizontal Utica Shale wells in 2014 and turned-in-line eight horizontal wells.

The following table presents our proved reserve estimates as of December 31, 2014 based on a reserve report prepared by Ryder Scott Company, L.P., or Ryder Scott, our independent petroleum engineering consulting firm, and related information:

Proved Reserves at December 31, 2014
	Proved Reserves (MMBoe)	% of Total Proved Reserves	% Proved Developed	% Liquids	Proved Reserves to Production Ratio (in years)	2014 Production (MBoe)
Wattenberg Field	245	98%	29%	64%	28.9	8,484
Utica Shale	5	2%	77%	53%	6.5	805

Total proved reserves	250	100%	30%	64%	26.9	9,289

Our Strengths

•	Excellent drilling opportunities with a strong liquidity position.

•	Multi-year project inventory in premier crude oil, natural gas and NGLs plays. We have a significant operational presence in two key U.S. onshore basins and have identified a substantial inventory of approximately 2,650 gross proved undeveloped and probable horizontal drilling projects. We believe that this inventory will allow us to continue to grow our reserves and production, and that, with respect to the Wattenberg Field in particular, the majority of our projects will generate attractive rates of return at current commodity prices and our expected cost structure.

•	Access to liquidity. As of December 31, 2014, we had a total liquidity position of $398.4 million, comprised of $16.1 million of cash and cash equivalents and $382.3 million available for borrowing under our revolving credit facility. We have no near-term debt maturities and had $56.0 million outstanding on our revolving credit facility as of December 31, 2014. In September 2014, the semi-annual redetermination of our revolving credit facility’s borrowing base was completed, resulting in an increase in the borrowing base from $450 million to $700 million. We elected to maintain the aggregate commitment at $450 million. Considering the additional $250 million borrowing base available under our revolving credit facility, subject to certain terms and conditions of the agreement, our liquidity position as of December 31, 2014 would have been $648.3 million.

•	Derivative program. We actively hedge our future exposure to commodity price fluctuations by entering into crude oil and natural gas collars, fixed-price swaps and basis protection swaps. As of December 31, 2014, we have hedged approximately 5,200 MBbls, or approximately 79% to 85%, of our expected crude oil production in 2015 at a weighted-average minimum price of $88.61 per Bbl and a weighted-average maximum price of $90.07 per Bbl. As of the same date, we have hedged approximately 22.5 Bcf, or approximately 74% to 79%, of our expected natural gas production in 2015 at a weighted-average minimum price of $3.90 per Mcf and a weighted-average maximum price of $4.02 per Mcf. While our derivative program limits the upside benefits we may otherwise receive during periods of higher commodity prices, the program helps protect our cash flows, borrowing base and liquidity during periods of depressed commodity prices.

•	Track record of reserve and production growth. Our proved reserves have grown from 38 MMBoe at December 31, 2009, after adjusting for subsequent divestitures, to approximately 250 MMBoe at December 31, 2014, representing a compound annual growth rate (“CAGR”) of 46%. During the same time period, our proved crude oil and NGL reserves grew at a CAGR of 55%. Our annual production from continuing operations grew from 2.7 MMBoe in 2009 to 9.3 MMBoe in 2014, representing a CAGR of 28%.

•	Horizontal drilling and completion experience. We have a proven track record of applying technical expertise toward developing unconventional resources through horizontal drilling and completion operations. We have transitioned to multi-well pad drilling, extended laterals, increased frac density and enhanced frac design to further optimize costs and enhance horizontal drilling efficiencies. These changes enable us to improve economics and increase well density in our horizontal plays.

•	Significant control in our core areas. As a result of successfully executing our strategy of acquiring largely concentrated acreage positions with a high working interest, we operate and manage approximately 89% of the wells in which we have an interest. Our high percentage of operated properties enables us to exercise a significant level of control with respect to drilling, production, operating and administrative costs, in addition to leveraging our base of technical expertise in our core operating areas. Additionally, this strategy provides us flexibility in selecting drilling locations based upon differing criteria. Our operational control is also enhanced by the fact that a majority of our Wattenberg Field leasehold is held by production.

•	Reputation for strong environmental, health and safety compliance program. We believe that we have established a positive reputation for our environmental, health and safety program. We believe that this is an important advantage for us in competing in today’s intensive regulatory climate and in working with local communities in which we operate.

•	Community participation and outreach. We are dedicated to being an active and contributing member in the communities in which we operate. We share our success with these communities in various ways, including charitable giving and community event sponsorships. We also encourage our employees to take an active role through our charitable matching contribution fund and by participating in our “Energizing Our Community” day, during which our employees volunteer in the communities in which they work and live.

•	Management experience and operational expertise. We have a management team with a proven track record of drilling performance and a technical and operational staff with expertise in the basins in which we operate, particularly in horizontal drilling, completion and production activities in the Wattenberg Field.

Business Strategy

Our long-term business strategy focuses on generating shareholder value through the development, acquisition and exploration of crude oil and natural gas properties. We are currently focused on the organic growth of our reserves, production and cash flows in our horizontal drilling programs after having completed multiple transactions over the last several years to restructure and simplify our property portfolio. We pursue various midstream, marketing and cost reduction initiatives designed to increase our per unit operating margins while maintaining a conservative and disciplined financial strategy focused on providing sufficient liquidity and balance sheet strength to execute our business strategy.

We focus on horizontal development drilling programs in resource plays that offer repeatable results capable of driving growth in reserves, production and cash flows. We periodically review acquisition opportunities in our core areas of operation as we believe we can extract additional value from such assets through production optimization, refracturing, recompletions and development drilling. In addition, core acquisitions can potentially provide synergies that result in economies of scale from a combined position. While we believe development drilling will remain the foundation of our capital program, we expect to continue our disciplined approach to acquisitions and exploratory drilling.

Development drilling

Our leasehold interests consist of developed and undeveloped crude oil, natural gas and NGLs resources. Based upon our current acreage holdings, we have identified an inventory of approximately 2,650 gross proved undeveloped and probable capital projects for horizontal development. Our 2015 capital program forecast is $473 million, including $435 million of development capital and $38 million for lease acquisition and other capital expenditures. The capital program forecast is a revision to our original 2015 capital budget that was announced in December 2014 and has been adjusted for anticipated service cost reductions and lower non-operated spending, partially offset by increased working interests on certain planned 2015 wells. As a result of our operational flexibility, we have allocated a significantly higher percentage of our 2015 capital program forecast to our higher-return projects in the Wattenberg Field inner and middle core areas.

Wattenberg Field. Our primary focus in the Wattenberg Field is drilling in the horizontal Niobrara and Codell plays. Based on our current drilling program, and considering our inventory of approximately 2,600 gross proved undeveloped and probable horizontal projects, we have nearly 20 years of drilling activity. These projects are primarily located in the core Wattenberg Field, which is further delineated between the inner, middle and outer core. In 2015, we expect to continue to realize additional capital efficiencies through drilling extended length laterals, tighter frac spacing and shifting more of our drilling program to the inner and middle core areas of the field. We plan to enhance our completion design by decreasing the spacing between frac stages from 250 feet to 200 feet. With the modified completion design of more frac stages and anticipated cost structure savings, our gross drilling and completion costs per well for a 4,000 foot length lateral are expected to be approximately $3.6 million and are expected to be approximately $4.6 million for our extended 6,500 to 7,000 foot laterals. We expect increased per well reserves from tighter frac spacing and extended laterals. Additionally, we are drilling the majority of our wells in the inner and middle core areas, which have higher per well reserves than the outer core.

Approximately $414 million of our 2015 capital program forecast is expected to be spent on development activities in the Wattenberg Field, consisting of $358 million for our operated drilling program, of which 91% is directed towards the inner and middle core, and $56 million for non-operated projects. We expect to spud approximately 119 and turn in line 109 horizontal Niobrara or Codell wells of which 40% are expected to be extended length laterals. Approximately 60% of those wells are expected to target the Niobrara formation with the remainder targeting the Codell formation. We expect to participate in approximately 85 gross, 14.2 net, non-operated horizontal opportunities in 2015. We plan to invest approximately $21 million on other capital expenditures in the Wattenberg Field. The 2015 capital program forecast maintains our five-rig drilling program in the Wattenberg Field and is based upon the commodity price environment experienced in the first quarter of 2015. A further deterioration of commodity prices could negatively impact our financial condition and results of operations. We may further revise our capital program forecast during the year as a result of, among other things, commodity prices, acquisitions or dispositions of assets, drilling results, changes in our borrowing capacity and/or significant changes in cash flows.

Utica Shale. During 2014, we continued to delineate and develop our leasehold position in the Utica Shale. However, based on current low commodity prices and large natural gas price differentials in Appalachia, we elected to temporarily cease drilling in the Utica Shale at the end of 2014. We recognized an impairment charge of $158.3 million to write-down our Utica Shale producing and non-producing crude oil and natural gas properties to their estimated fair value. The impairment of undeveloped acreage is primarily on acreage located outside the condensate and wet natural gas windows of the Utica Shale. For 2015, we plan to invest a total of $35 million in the Utica Shale play to complete and turn-in-line a four-well pad that was in process as of December 31, 2014 and for lease acquisition and other capital expenditures. We expect to resume our Utica Shale drilling program when commodity prices and net-back realizations rebound. We remain committed to the strong Utica Shale resource we are developing in the condensate and wet natural gas windows of the play. In 2015, we will develop production, reservoir and completion analyses from our recently drilled wells and will incorporate the data into our future drilling programs. We currently estimate that we have approximately 50 gross probable projects for horizontal drilling in the condensate and wet natural gas windows of the Utica Shale and have spudded 24 horizontal wells through December 31, 2014.

Operational and financial risk management

We proactively employ strategies to help reduce the financial risks associated with our industry. One such strategy is to maintain a balanced production mix of liquids and natural gas. During 2014, we produced crude oil, natural gas and NGLs with a production mix of approximately 65% liquids and 35% natural gas. This strategy of a diversified commodity mix helps mitigate the financial impact from a decline in the market price of any one of our commodities. In addition, we utilize commodity-based derivative instruments to manage a substantial portion of our exposure to price volatility with regard to our crude oil and natural gas sales and natural gas marketing segments. As of December 31, 2014, we had natural gas and crude oil derivative positions in place for 2015 covering approximately 5,200 MBbls of our crude oil production and approximately 22.5 Bcf of our natural gas production. Currently, we do not hedge our NGL production.

Strategic acquisitions

We typically pursue the acquisition of assets that may have value from producing wells and behind-pipe reserves, but most importantly, from high quality undeveloped drilling locations. We seek properties with large undeveloped drilling upside where we believe we can utilize our operational abilities to add shareholder value. We have an experienced team of management, engineering, geosciences and commercial professionals who identify and evaluate acquisition opportunities.

Wattenberg Field. In June 2012, we acquired certain assets from affiliates of Merit Energy (the “Merit Acquisition”) for an aggregate purchase price of $304.6 million. The acquired assets comprise approximately 30,000 net acres located almost entirely in the core Wattenberg Field and in close proximity to our then-existing acreage position. Our total position in the core Wattenberg Field is now approximately 96,000 net acres.

Utica Shale. Over the past three years, we have acquired approximately 67,000 net acres of Utica leaseholds, targeting the condensate and wet natural gas windows of the Utica Shale play in southeastern Ohio. As an early entrant into the development of the Utica Shale, we believe we have gained valuable experience in drilling and developing the condensate and wet natural gas windows of the play.

Strategic divestitures

We continue to seek ways to optimize our asset portfolio as part of our business strategy. This may include divesting lower return assets and reinvesting in our stronger economic inventory. As a result, we have divested several assets over the past few years.

Appalachian Marcellus Shale Assets. In October 2014, we completed the sale of our entire 50% ownership interest in PDCM to an unrelated third-party for aggregate consideration, after our share of PDCM’s debt repayment and other working capital adjustments, of approximately $192 million, comprised of approximately $153 million in net cash proceeds and a promissory note due in 2020 of approximately $39 million. The transaction included the buyer’s assumption of our share of the firm transportation commitment related to the assets owned by PDCM, as well as our share of PDCM’s natural gas hedging positions for the years 2014 through 2017. The divestiture resulted in a pre-tax gain of $76.3 million. Proceeds from the divestiture were used to reduce outstanding borrowings on our revolving credit facility and to fund a portion of our 2014 capital budget. Our proportionate share of PDCM’s Marcellus Shale results of operations has been separately reported as discontinued operations in the consolidated statements of operations for all periods presented.

Appalachian Shallow Upper Devonian Gas Assets. In December 2013, we divested our shallow Upper Devonian (non-Marcellus Shale) Appalachian Basin crude oil and natural gas properties previously owned directly by us, as well as through our proportionate share of PDCM, for aggregate consideration of approximately $20.6 million, of which our share of the proceeds was approximately $5.1 million. We received our proportionate share of cash proceeds and a note receivable. Concurrent with the closing of the transaction, our $6.7 million irrevocable standby letter of credit and an agreement for firm transportation services was released and novated to the buyer.

Colorado Dry Gas Assets. In June 2013, we completed the sale of our non-core Colorado dry gas assets, primarily natural gas producing properties located in the Piceance Basin, northeastern Colorado and other non-core areas, to certain affiliates of Caerus Oil and Gas LLC for consideration of $177.6 million, with an additional $17 million paid to our non-affiliated investor partners in our affiliated partnerships. The sale resulted in a pre-tax loss of $2.3 million. The proceeds from the asset disposition were used to pay down our revolving credit facility and to fund a portion of our 2013 capital budget.

Selective exploration

With the current commodity pricing environment, we do not expect our exploration activity to be significant in 2015. Historically, we have pursued a disciplined exploration program intended to replenish our portfolio and to position us for production and reserve growth in future years. We have attempted to identify potential plays in their early stages in order to accumulate significant leasehold positions prior to competitive forces driving up the cost of entry and to invest in leasehold positions that are in the proximity of existing or emerging midstream infrastructure.

Corporate Information

Our common stock is quoted on The NASDAQ Global Select Market under the symbol “PDCE.”

Our principal executive offices are located at 1775 Sherman Street, Suite 3000, Denver, Colorado 80203. Our telephone number is 303-860-5800.

We also maintain an internet website at www.pdce.com, which contains information about us. Our website and the information contained in and connected to it are not a part of or incorporated by reference into this prospectus supplement or the accompanying prospectus.

THE OFFERING

Issuer	PDC Energy, Inc.

Common stock offered (1)	3,480,000 shares

Common stock to be outstanding after this offering	39,386,342 shares

Option to purchase additional shares granted by us	Up to 522,000 shares

Use of proceeds	We estimate that our net proceeds from this offering, after deducting underwriting discounts and commissions and estimated fees and expenses, will be approximately $176 million ($202.5 million if the underwriters exercise their overallotment option to purchase 522,000 additional shares of our common stock in full).

We intend to use the net proceeds from this offering to fund a portion of our capital expenditure program for the remainder of 2015 and for general corporate purposes. See “Use of Proceeds.”

An affiliate of J.P. Morgan Securities LLC is a lender and the administrative agent under our revolving credit facility. Accordingly, an affiliate of J.P. Morgan Securities LLC will receive a portion of the net proceeds of this offering and a “conflict of interest” is deemed to exist under Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc. (“FINRA”) rules. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Please read “Use of Proceeds” and “Underwriting (Conflicts of Interest).”

The NASDAQ Global Select Market symbol	PDCE

Dividend policy	We have not paid dividends on our common stock and do not intend to pay cash dividends in the foreseeable future. In addition, our revolving credit facility and the indenture governing our senior notes limit our ability to pay dividends and make other distributions on our common stock.

Risk factors	An investment in our common stock involves a significant degree of risk. We urge you to carefully consider all of the information described in the section entitled “Risk Factors” beginning on page S-13 of this prospectus supplement.

(1)	See “Description of Capital Stock” on page S-41 of this prospectus supplement for additional information regarding the common stock to be issued in this offering.

The information above regarding the number of shares of our common stock outstanding is based on 35,906,342 shares of common stock outstanding as of December 31, 2014. The number of shares of our common stock outstanding as of that date does not include 2,013,632 shares reserved for issuance under our equity compensation plans, of which 611,779 restricted shares have been granted and are subject to issuance in the future based on the satisfaction of certain time-based or market-based vesting criteria established pursuant to the respective awards. In addition, as of December 31, 2014, we had outstanding options to purchase 3,523 shares of our common stock at a weighted average exercise price of $44.95 per share and 279,011 stock appreciation rights. As of March 16, 2015, the number of shares of our common stock outstanding was 35,999,221.

SUMMARY FINANCIAL INFORMATION

The following table sets forth our summary financial data. The summary financial data shown below has been derived from, and should be read together with, our audited consolidated financial statements and the related notes contained in our Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on February 19, 2015. The results presented below are not necessarily indicative of the results to be expected for any future period. You should read the following tables together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2014 and our historical consolidated financial statements and the related notes, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Year Ended December 31,
	2014	2013	2012
	(dollars in millions, except per share data as noted)
Statement of Operations
Crude oil, natural gas and NGL sales (1)	$471.4	$340.8	$228.0
Commodity price risk management gain (loss), net (1)	310.3	(23.9)	29.3
Total revenues (1)	856.2	392.7	307.1
Income (loss) from continuing operations	107.3	(21.1)	(19.4)
Income (loss) from discontinued operations, net of tax	48.2	(1.2)	(111.4)
Earnings (loss) per share attributable to shareholders:
Net income (loss) from continuing operations—basic	$3.00	$(0.65)	$(0.70)
Net income (loss) from discontinued operations—basic	1.34	(0.04)	(4.02)
Net income (loss) from continuing operations—diluted	2.93	(0.65)	(0.70)
Net income (loss) from discontinued operations—diluted	1.31	(0.04)	(4.02)
Statement of Cash Flows
Net cash provided by operating activities	$236.7	$159.2	$174.7
Capital expenditures	628.6	394.9	347.7
Acquisitions of crude oil and natural gas properties	—	9.7	312.2
Balance Sheet
Total assets	$2,340.6	$2,025.2	$1,826.8
Working capital (deficit)	30.3	112.4	(31.4)
Long-term debt	664.9	605.0	676.6
Total Equity	1,137.4	967.6	703.2

(1)	Amounts shown are from continuing operations.

SUMMARY RESERVE INFORMATION

The table below sets forth information regarding our estimated proved reserves as of December 31, 2014, 2013 and 2012 based on estimates made in reserve reports prepared by Ryder Scott. Reserves cannot be measured exactly because reserve estimates involve subjective judgments. The estimates must be reviewed periodically and adjusted to reflect additional information gained from reservoir performance, new geological and geophysical data and economic changes. Neither PV-10 nor the standardized measure is intended to represent the current market value of the reserves.

Estimated future net cash flows represents the undiscounted estimated future gross revenue to be generated from the production of proved reserves, net of estimated production costs, future development costs and income tax expense. Prices used to estimate future gross revenues and production and development costs were based on a 12-month average price calculated as the unweighted arithmetic average price on the first day of each month, January through December. Prices were not adjusted to reflect the value of our commodity hedges. Prices relating to production and development costs were estimated as of December 31 for each of the years presented; costs do not include non-property related expenses such as corporate general and administrative expenses, debt service, or depreciation, depletion and amortization expense. The standardized measure of discounted future net cash flows represents the present value of estimated future net cash flows discounted at a rate of 10% per annum to reflect the timing of future cash flows.

	As of December 31,
	2014	2013 (3)	2012 (3)(4)(5)
Proved reserves
Crude oil and condensate (MMBbls)	101	94	59
Natural gas (Bcf)	537	740	604
NGLs (MMBbls)	60	49	33
Total proved reserves (MMBoe)	250	266	193
Proved developed reserves (MMBoe)	75	76	82
Estimated future net cash flows (in millions) (1)	$4,938	$4,323	$2,756
PV-10 (in millions) (2)	$3,450	$2,704	$1,709
Standardized measure (in millions)	$2,306	$1,782	$1,168

(1)	Amount represents undiscounted pre-tax future net cash flows estimated by Ryder Scott of approximately $7.3 billion, $6.4 billion and $4.0 billion as of December 31, 2014, 2013 and 2012, respectively, less an internally-estimated future income tax expense of approximately $2.3 billion, $2.1 billion and $1.2 billion, respectively.
(2)	PV-10 is a non-U.S. GAAP financial measure. It is not intended to represent the current market value of our estimated reserves. PV-10 should not be considered in isolation or as a substitute for the standardized measure reported in accordance with U.S. GAAP, but rather should be considered in addition to the standardized measure. The difference between PV-10 and standardized measure on each date is the present value of estimated future income tax discounted at 10%.
(3)	Includes estimated reserve data related to our Marcellus Shale crude oil and natural gas properties, which were divested in October 2014.
(4)	Includes estimated reserve data related to our Piceance Basin and northeast Colorado crude oil and natural gas properties, which were divested in June 2013.
(5)	Includes estimated reserve data related to our shallow Upper Devonian (non-Marcellus Shale) Appalachian Basin crude oil and natural gas properties, which were divested in December 2013.

SUMMARY OPERATING INFORMATION

The following table sets forth summary operating information for the years ended December 31, 2014, 2013 and 2012.

	Year Ended December 31,
				Percent Change
	2014	2013	2012	2014-2013	2013-2012
	(dollars in millions, except per unit data)
Production (1)
Crude oil (MBbls)	4,321.9	2,909.7	1,987.8	48.5%	46.4%
Natural gas (MMcf)	19,298.0	15,431.2	12,247.8	25.1%	26.0%
NGLs (MBbls)	1,756.2	1,043.2	837.3	68.3%	24.6%
Crude oil equivalent (MBoe) (2)	9,294.4	6,524.7	4,866.5	42.4%	34.1%
Average MBoe per day	25.5	17.9	13.3	42.4%	34.4%

Crude Oil, Natural Gas and NGLs Sales
Crude oil	$348.6	$261.6	$173.5	33.3%	50.8%
Natural gas	74.7	50.0	31.6	49.4%	58.2%
NGLs	48.1	29.2	22.9	64.7%	27.5%

Total crude oil, natural gas and NGLs sales	$471.4	$340.8	$228.0	38.3%	49.5%

Net Settlements on Derivatives (3)
Natural gas	$(3.1)	$14.3	$44.1	*	(67.6)%
Crude oil	2.3	(3.1)	(0.5)	*	*

Total net settlements on derivatives	$(0.8)	$11.2	$43.6	*	(74.3)%

Average Sales Price (excluding net settlements on derivatives)
Crude oil (per Bbl)	$80.67	$89.92	$87.27	(10.3)%	3.0%
Natural gas (per Mcf)	3.87	3.24	2.58	19.4%	25.6%
NGLs (per Bbl)	27.39	27.97	27.33	(2.1)%	2.3%
Crude oil equivalent (per Boe)	50.72	52.23	46.85	(2.9)%	11.5%

Average Lease Operating Expenses (per Boe)
Wattenberg Field	$4.60	$4.37	$3.88	5.3%	12.6%
Utica Shale	1.82	1.50	5.86	21.3%	(74.4)%
Other	2.04	13.53	12.11	(84.9)%	11.7%
Weighted-average	4.36	4.78	4.57	(8.8)%	4.6%

Natural Gas Marketing Contribution Margin (4)	$(0.4)	$(0.3)	$0.4	(33.3)%	*

Other Costs and Expenses
Exploration expense	$0.9	$6.3	$18.2	(85.0)%	(65.2)%
Impairment of crude oil and natural gas properties	163.5	52.5	5.0	*	*
General and administrative expense	115.9	60.0	54.8	93.2%	9.4%
Depreciation, depletion and amortization	192.5	115.6	91.1	66.5%	26.9%

Loss on extinguishment of debt	$—	$—	$23.3	*	*
Interest expense	$47.8	$50.1	$47.5	(4.6)%	5.6%

*	Percentage change is not meaningful or equal to or greater than 300%.

Amounts may not recalculate due to rounding.

(1)	Production is net and determined by multiplying the gross production volume of properties in which we have an interest by our ownership percentage.
(2)	One Bbl of crude oil or NGL equals six Mcf of natural gas.
(3)	Represents net settlements on derivatives related to crude oil and natural gas sales, which do not include net settlements on derivatives related to natural gas marketing.
(4)	Represents sales from natural gas marketing, net of costs of natural gas marketing, including net settlements and net change in fair value of unsettled derivatives related to natural gas marketing activities.

RISK FACTORS

An investment in our common stock offered by this prospectus supplement and the accompanying prospectus involves a high degree of risk. You should carefully consider the following risk factors in addition to the remainder of this prospectus supplement and the accompanying prospectus, including the information incorporated by reference, before making an investment decision. The risks and uncertainties described in these incorporated documents and described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or which we currently consider to be immaterial may also impair our business operations. If any of these risks actually occurs, our business, financial condition and results of operations would suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. Please see the section entitled “Special Note Regarding Forward-Looking Statements” in this prospectus supplement.

Risks Relating to Our Business and the Industry

Crude oil, natural gas and NGL prices fluctuate and a decline in these prices can significantly affect the value of our assets and our financial results and impede our growth.

Our revenue, profitability, cash flows and liquidity depend in large part upon the prices we receive for our crude oil, natural gas and NGLs. Changes in prices affect many aspects of our business, including:

•	our revenue, profitability and cash flows;

•	our liquidity;

•	the quantity and present value of our reserves;

•	the borrowing base under our revolving credit facility and access to other sources of capital; and

•	the nature and scale of our operations.

The markets for crude oil, natural gas and NGLs are often volatile, and prices may fluctuate in response to, among other things:

•	relatively minor changes in regional, national or global supply and demand;

•	regional, national or global economic conditions, and perceived trends in those conditions;

•	geopolitical factors, such as events that may reduce or increase production from particular oil-producing regions and/or from members of the Organization of Petroleum Exporting Countries, or OPEC; and

•	regulatory changes.

The price of oil fell significantly in the second half of 2014, from a high of $107.26 per barrel in June to a low of $53.27 per barrel in December, in each case based on WTI prices, due to a combination of factors including increased U.S. supply, global economic concerns and a decision by OPEC not to reduce supply. Lower prices have continued into 2015. This decline has adversely affected, among other things, our revenue and reserves, and has caused us to reduce our budgeted 2015 capital program relative to 2014 and contributed to the recognition of an impairment charge of $158.3 million to write-down our Utica Shale producing and non-producing crude oil and natural gas properties to their estimated fair value. An extended period of continued lower oil prices, or additional price declines, will have further adverse effects on us.

In addition to factors affecting the price of crude oil, natural gas and NGLs generally, the prices we receive for our production are affected by factors specific to us and to the local markets where the production occurs. The prices that we receive for our production are generally lower than the relevant benchmark prices that are used for calculating commodity derivative positions. These differences, or differentials, are difficult to predict and may widen or narrow in the future based on market forces. Differentials can be influenced by, among other things, local or regional supply and demand factors and the terms of our sales contracts. Over the longer term, differentials will be significantly affected by factors such as investment decisions made by providers of midstream facilities and services, refineries and other industry participants, and the overall regulatory and economic climate. For example, increases in U.S. domestic oil production generally may result in widening differentials, particularly for production from some basins. We may be materially and adversely impacted by widening differentials on our production.

The marketability of our production is dependent upon transportation and processing facilities the capacity and operation of which we do not control. Market conditions or operational impediments, including high line pressures, particularly in the Wattenberg Field, and other impediments affecting midstream facilities and services, could hinder our access to crude oil, natural gas and NGL markets, increase our costs or delay production and thereby adversely affect our profitability.

Our ability to market our production depends in substantial part on the availability, proximity and capacity of gathering systems, pipelines and processing facilities owned and operated by third parties. If adequate midstream facilities and services are not available to us on a timely basis and at acceptable costs, our production and results of operations will be adversely affected. These risks are greater for us than for some of our competitors because our operations are focused on areas where there is currently a substantial amount of development activity, which increases the likelihood that there will be periods of time in which there is insufficient midstream capacity to accommodate the resulting increases in production. For example, due to ongoing drilling activities by us and third parties, and hot temperatures during the summer months, the principal third-party provider we use in the Wattenberg area for midstream facilities and services experiences increased gathering system pressures during those warmer months. The resulting capacity constraints typically reduce the productivity of some of our older vertical wells and may on occasion limit incremental production from some of our newer horizontal wells. This constrains our production and reduces our revenue from the affected wells. Capacity constraints affecting natural gas production also impact the associated NGLs. We are also dependent on the availability and capacity of crude oil purchasers for our production. For example, reductions in purchases by a local crude oil refinery beginning in late 2013 increased the amount of oil that we had to transport out of the Wattenberg area for sale. This increased our transportation costs and reduced the price we received for the affected production for much of 2014. We expect this situation could occur again in the future. In addition, the use of alternative forms of transportation such as trucks or rail involve risks. For example, well-publicized accidents involving trains delivering crude oil could result in increased levels of regulation and transportation costs, and possibly shortages of railcars that meet new safety standards. We face similar risks in other areas, including our Utica operating area, as gathering/processing infrastructure is currently in the development phase and development activity has increased in recent years. In addition to causing production curtailments, capacity constraints can also reduce the price we receive for the crude oil, natural gas and NGLs we produce.

A substantial part of our crude oil, natural gas and NGLs production is located in the Wattenberg Field, making us vulnerable to risks associated with operating primarily in a single geographic area. In addition, we have a large amount of proved reserves attributable to a small number of producing formations.

Our operations are focused primarily on the Wattenberg Field, which means our current producing properties and new drilling opportunities are geographically concentrated in that area. Approximately $435 million, or 92%, of our 2015 capital program forecast is expected to be spent on development activities in the Wattenberg Field. Because our operations are not as diversified geographically as many of our competitors, the success of our operations and our profitability may be disproportionately exposed to the effect of any regional events, including:

•	fluctuations in prices of crude oil, natural gas and NGLs produced from the wells in the area;

•	natural disasters such as the flooding that occurred in the area in September 2013;

•	restrictive governmental regulations; and

•	curtailment of production or interruption in the availability of gathering, processing or transportation infrastructure and services, and any resulting delays or interruptions of production from existing or planned new wells.

For example, recent increases in activity in the Wattenberg Field have contributed to bottlenecks in processing and transportation that have negatively affected our results of operations, and these adverse effects may be disproportionately severe to us compared to our more geographically diverse competitors. Similarly, the concentration of our assets within a small number of producing formations exposes us to risks, such as changes in field-wide rules, that could adversely affect development activities or production relating to those formations. Such an event could have a material adverse effect on our results of operations and financial condition. In addition, in areas where exploration and production activities are increasing, as has been the case in recent years in the Wattenberg Field, the demand for, and cost of, drilling rigs, equipment, supplies, personnel and oilfield services increase. Shortages or the high cost of drilling rigs, equipment, supplies, personnel or oilfield services could delay or adversely affect our development and exploration operations or cause us to incur significant expenditures that are not provided for in our capital budget, which could have a material adverse effect on our business, financial condition or results of operations.

Federal, state and local laws and regulations relating to hydraulic fracturing could result in increased costs, additional drilling and operating restrictions or delays in the production of crude oil, natural gas and NGLs, and could prohibit hydraulic fracturing activities.

Most of our drilling uses hydraulic fracturing. Hydraulic fracturing is an important and commonly used process in the completion of unconventional wells in shale, coalbed, and tight sand formations. Proposals have been introduced in the U.S. Congress to regulate hydraulic fracturing operations and related injection of fracturing fluids and propping agents used by the crude oil and natural gas industry in fracturing fluids under the Safe Drinking Water Act (“SDWA”), and to require the disclosure of chemicals used in the hydraulic fracturing process under the SDWA, the Emergency Planning and Community Right-to-Know Act (“EPCRA”), or other laws. Sponsors of these bills, which have been subject to various proceedings in the legislative process, including in the House Energy and Commerce Committee and the Senate Environmental and Public Works Committee, have asserted that chemicals used in the fracturing process could adversely affect drinking water supplies and otherwise cause adverse environmental impacts. In March 2011, the U.S. Environmental Protection Agency (“EPA”) announced its intention to conduct a comprehensive research study on the potential adverse impacts that hydraulic fracturing may have on water quality and public health. EPA issued an initial report about the study in December 2012. The initial report described the focus of the continuing study but did not include any data concerning EPA’s efforts to date, nor did it draw any conclusions about the safety of hydraulic fracturing. A draft of the report is expected in 2015 and a final, peer reviewed report is expected in 2016.

EPA has begun a Toxic Substances Control Act rulemaking which will collect expansive information on the chemicals used in hydraulic fracturing fluid, as well as other health-related data, from chemical manufacturers and processors. EPA has not indicated when it intends to issue a proposed rule, but it issued an Advanced Notice of Proposed Rulemaking in May 2014, seeking public comment on a variety of issues related to the rulemaking. Concurrently, the White House Council on Environmental Quality is coordinating an administration-wide review of hydraulic fracturing practices.

EPA also finalized major new U.S. Clean Air Act (“CAA”) standards (New Source Performance Standards and National Emission Standards for Hazardous Air Pollutants) applicable to hydraulically fractured natural gas wells and certain storage vessels in August 2012. The standards require, among other things, use of reduced emission completions, or green completions, to reduce volatile organic compound emissions during well completions as well as new controls applicable to a wide variety of storage tanks and other equipment, including compressors, controllers, and dehydrators. Following administrative reconsideration of a portion of the 2012 rules, EPA issued one set of final amendments to the rule in September 2013 related to storage tanks, and a second set of final amendments largely related to reduced emissions completion requirements in December 2014. Most key provisions in the new CAA standards become effective in 2015. The rules and associated amendments are substantial and will increase future costs of our operations and will require us to make modifications to our operations and install new equipment. In January 2015, President Obama announced a comprehensive strategy to further reduce methane emissions from the oil and gas sector, which is to include additional regulation by the EPA. EPA’s hybrid approach will rely partly on voluntary measures and partly on regulatory requirements. A proposed rule is expected in 2015, with a final rule to be issued in 2016. Potential new requirements under such rules could include, but are not limited to, new leak detection and repair standards, control requirements at oil well completions, replacement of certain pneumatic pumps, and additional control requirements for gathering, boosting, and compressor stations. These additional methane reduction requirements could increase future costs of our operations and require us to make modifications to our operations and install new equipment.

EPA has also issued permitting guidance under the SDWA for the underground injection of liquids from hydraulically fractured (and other) wells where diesel is used. Depending upon how it is implemented, this guidance may create duplicative requirements in certain areas, further slow the permitting process in certain areas, increase the costs of operations, and result in expanded regulation of hydraulic fracturing activities by EPA and may therefore adversely affect even companies, such as PDC, that do not use diesel fuel in hydraulic fracturing activities. Certain other federal agencies are analyzing, or have been requested to review, environmental issues associated with hydraulic fracturing. Most notably, the U.S. Department of the Interior, through the Bureau of Land Management (the “BLM”), is currently conducting a rulemaking that will require, among other things, disclosure of chemicals and more stringent well integrity measures associated with hydraulic fracturing operations on public land. The rule is in its final stages and BLM is expected to issue the rule in 2015.

In addition, the governments of certain states, including Colorado and Ohio, have adopted or are considering adopting laws and regulations that impose or could impose, among other requirements, stringent permitting or air emission control requirements, disclosure, wastewater disposal, baseline sampling, seismic monitoring, well construction and well location requirements on hydraulic fracturing operations or otherwise seek to ban underground injection of fracturing wastewater or fracturing activities altogether. For example, in January 2012, the Ohio Department of Natural Resources (“ODNR”) issued a temporary moratorium on the development of hydraulic fracturing disposal wells in northeast Ohio in order to study the relationship between these wells and earthquakes reported in the area. As a result, ODNR promulgated new and more stringent regulations for certain underground injection wells, including requirements for a complete suite of geophysical logs, analytical interpretation of the logs, and enhanced monitoring and recording. More recently, in April 2014, ODNR shut down a number of well sites after a series of small earthquakes in northeast Ohio. After investigating the earthquakes and determining that the connection to hydraulic fracturing was “probable,” ODNR implemented new permit conditions, requiring that operators of well sites within three miles of a known fault must install sensitive seismic-monitoring equipment. Operators must also halt drilling if a seismic event exceeds 1.0 magnitude. New York has also placed a permanent moratorium on all hydraulic fracturing activities within the state. Similar initiatives could spread to states in which we operate.

At the local level, some municipalities and local governments have adopted or are considering bans on hydraulic fracturing. Voters in the cities of Fort Collins, Boulder, Longmont, Broomfield and Lafayette, Colorado recently approved bans of varying length on hydraulic fracturing within their respective city limits. The bans in Longmont, Lafayette, and Fort Collins were overturned by local district courts; the Boulder and Broomfield moratoria remain in place, and the Boulder County moratorium was recently extended to 2018. The Longmont City Council has appealed the district court’s decision to overturn the ban, and Fort Collins is appealing that court decision as well. Municipal bans on oil and gas development in New York were upheld in 2014 by the New York Court of Appeals. Voters in Youngstown and Bowling Green, Ohio considered bans on hydraulic fracturing, though the votes in late 2013 and early 2014 were rejected. The town of Oberlin, Ohio passed a ban on hydraulic fracturing, and other voter initiatives may seek to ban hydraulic fracturing as well. Such bans, if successful, could increase the costs of our operations, impact our profitability, and prevent us from drilling in certain locations.

In addition, lawsuits have been filed against unrelated third parties in several states, including Colorado and Ohio, alleging contamination of drinking water by hydraulic fracturing. Increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition to crude oil, natural gas and NGL production activities using hydraulic fracturing techniques. Additional legislation, regulation, litigation, or moratoria could also lead to operational delays or lead us to incur increased operating or capital costs in the production of crude oil, natural gas and NGLs, including from the development of shale plays, or could make it more difficult to perform hydraulic fracturing or other drilling activities. If these legislative, regulatory, litigation, and other initiatives cause a material decrease in the drilling of new wells or an increase in drilling costs, our profitability could be materially impacted.

Ballot initiatives have been proposed in Colorado that could vastly expand the right of local governments to limit or prohibit oil and natural gas production and development in their jurisdictions and could impose additional regulations on production and development activities. If any initiative or legislation of this nature is implemented and survives legal challenge, additional limitations or prohibitions could be placed on crude oil, natural gas and NGL production and development within certain areas of Colorado or the state as a whole. Similar initiatives could be proposed in other states. This could adversely affect the cost, manner, and feasibility of development activities in Colorado or elsewhere, particularly those involving hydraulic fracturing, and significantly affect the value of our assets and our financial results and impede our growth.

Certain interest groups in Colorado opposed to oil and natural gas development generally, and hydraulic fracturing in particular, have advanced various options for ballot initiatives aimed at significantly limiting or preventing oil and natural gas development. Signatures for two such proposals were submitted for a vote at the November 2014 election. One proposed to amend the Colorado constitution to establish an “environmental bill of rights” that would have allowed local governments in Colorado the right, without limitation, to prohibit crude oil and natural gas development within their respective jurisdictions. The second proposal would have imposed a statewide mandatory minimum spacing, or setback, between oil and gas wells and occupied structures of 2,000 feet. As part of a compromise negotiated by Governor John Hickenlooper, both initiatives were withdrawn prior to the election and were not voted upon. However, these or similar proposals may be made in the future, including in other states. Should any such proposal be successful and survive legal challenge, it could have a materially adverse impact on our ability to drill and/or produce crude oil and natural gas in Colorado or elsewhere, and could materially impact our results of operations, production and reserves.

Moreover, pursuant to the compromise that resulted in the withdrawal of the 2014 proposals, in February 2015, a task force created by the State of Colorado aimed at making recommendations for minimizing land use and other conflicts concerning the location of new oil and gas facilities approved nine proposals which are being sent to Governor Hickenlooper for his review. Three of the proposals require further legislative action, while the other six proposals require rulemaking or other regulatory action. The proposals contemplate (i) a senate bill that would postpone expiration of recently adopted regulations regarding air emissions; (ii) tasking the Colorado Oil and Gas Conservation Commission (the “COGCC”) with crafting new rules related to siting of “large-scale” pads and facilities; (iii) requiring the industry to provide advance information about development plans to local governments; (iv) improving the COGCC’s local government liaison and designee programs; (v) adding 11 full-time staffers to the COGCC to improve inspections and field operations; (vi) bolstering the inspection staff and equipment for monitoring oil and gas facility air emissions and setting up a hotline for citizen health complaints at the Colorado Department of Public Health and Environment; (vii) creating a statewide oil and gas information clearinghouse; (viii) studying ways to ameliorate the impact of oil and gas truck traffic and (ix) creating a compliance-assistance program at the COGCC to help operators comply with the state’s changing rules and ensure consistent enforcement of rules by state inspectors. A number of additional proposals did not receive sufficient task force support to be included with the nine proposals approved by the task force, but may nevertheless be forwarded to the Governor as well. We cannot predict the outcome of any resulting legislative, administrative or rulemaking process.

Our business could be negatively impacted by security threats, including cybersecurity threats, and other disruptions.

We face various security threats, including attempts by third parties to gain unauthorized access to sensitive information or to render data or systems unusable; threats to the safety of our employees; threats to the security of our infrastructure or third party facilities and infrastructure, such as processing plants and pipelines; and threats from terrorist acts. There can be no assurance that the procedures and controls we use to monitor these threats and mitigate our exposure to them will be sufficient in preventing them from materializing. If any of these events were to materialize, they could lead to losses of sensitive information, critical infrastructure, personnel or capabilities essential to our operations and could have a material adverse effect on our reputation, financial condition, results of operations, or cash flows.

In particular, the oil and gas industry has become increasingly dependent on digital technologies to conduct day-to-day operations including certain exploration, development and production activities. For example, software programs are used to interpret seismic data, manage drilling activities, conduct reservoir modeling and reserves estimation, and to process and record financial and operating data.

We depend on digital technology, including information systems and related infrastructure as well as cloud application and services, to store, transmit, process and record sensitive information (including trade secrets, employee information and financial and operating data), communicate with our employees and business partners, analyze seismic and drilling information, estimate quantities of oil and gas reserves and for many other activities related to our business. The complexity of the technologies needed to explore for and develop oil, natural gas and NGLs make certain information more attractive to thieves.

Our business partners, including vendors, service providers, operating partners, purchasers of our production, and financial institutions, are also dependent on digital technology. Some of these business partners may be provided limited access to our sensitive information or our information systems and related infrastructure in the ordinary course of business.

As dependence on digital technologies has increased, cyber incidents, including deliberate attacks and unintentional events, have also increased. A cyber-attack could include an attempt to gain unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Certain countries are believed to possess cyber warfare capabilities and are credited with attacks on American companies and government agencies. Well publicized recent cyber-attacks include those directed at Anthem, Inc. and Sony Pictures, but lower profile attacks are also common.

Our technologies, systems and networks, and those of our business partners, may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, theft of property or other disruption of our business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period. Given the politically sensitive nature of hydraulic fracturing and the controversy generated by its opponents, our technologies, systems and networks may be of particular interest to certain groups with political agendas, which may seek to launch cyber-attacks as a method of promoting their message. A cyber incident involving our information systems and related infrastructure, or that of our business partners, could disrupt our business plans and negatively impact our operations. Although to date we have not experienced any significant cyber-attacks, there can be no assurance that we will not be the target of such attacks in the future. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any security vulnerabilities.

Environmental and overall public scrutiny focused on the oil and gas industry is increasing. The current trend is to increase regulation of our operations and the industry. We are subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of doing business.

Our exploration, development, production, and marketing operations are regulated extensively at the federal, state, and local levels. Environmental and other governmental laws and regulations have increased the costs of planning, designing, drilling, installing, operating, and abandoning crude oil and natural gas wells and associated facilities. Under these laws and regulations, we could also be liable for personal injuries, property damage, and natural resource or other damages. Similar to our competitors, we incur substantial operating and capital costs to comply with such laws and regulations. These compliance costs may put us at a competitive disadvantage compared to larger companies in the industry which can more easily capture economies of scale with respect to compliance. Failure to comply with these laws and regulations may result in various sanctions, including the suspension or termination of our operations or other operational impediments and subject us to administrative, civil, and criminal penalties. Moreover, public interest in environmental protection has increased in recent years—particularly with respect to hydraulic fracturing—and environmental organizations have opposed, with some success, certain drilling projects.

In addition, our activities are subject to regulations governing conservation practices, protection of wildlife and habitat, and protection of correlative rights by state governments. For example, the federal Endangered Species Act (“ESA”) and analogous state laws restrict activities that may adversely affect endangered and threatened species or their habitat. The designation of previously unidentified endangered or threatened species or their habitat in areas where we operate could cause us to incur additional costs or become subject to operating delays, restrictions or bans. For example, the U.S. Fish and Wildlife Service in May 2014 proposed a rule to alter how that agency designates critical habitat. It is unclear when that rule may be finalized, but it could expand the reach of the ESA. These regulations affect our operations, increase our costs of exploration and production, and limit the quantity of crude oil, natural gas and NGLs that we can produce and market. A major risk inherent in our drilling plans is the possibility that we will be unable to obtain needed drilling permits from relevant governmental authorities in a timely manner. Delays in obtaining regulatory approvals or drilling permits, the failure to obtain a drilling permit for a well, or the receipt of a permit with unreasonable conditions or costs could have a material adverse effect on our ability to explore or develop our properties.

Additionally, the crude oil and natural gas regulatory environment could change in ways that substantially increase our financial and managerial compliance costs, increase our exposure to potential damages or limit our activities. At the state level, for instance, the COGCC issued a rule in 2013 governing mandatory minimum setbacks between oil and gas wells and occupied buildings and other areas. Also in 2013, the COGCC issued rules that require baseline sampling of certain ground and surface water in most areas of Colorado and impose stringent spill reporting and remediation requirements. These new sampling requirements could increase the costs of developing wells in certain locations. Other regulatory amendments and policies recently adopted by the COGCC address wellbore integrity, hydraulic fracturing, well control, waste management, and spill reporting. In addition to increasing costs of operation, some of these rules and policies could prevent us from drilling wells on certain locations we plan to develop, thereby reducing our reserves as well as our future revenues. In 2014, the Colorado Oil and Gas Conservation Act was amended to increase the potential sanctions for violating the Act or its implementing regulations, orders, or permits. In January 2015, the COGCC amended its regulations to implement this new legislation. These legislative and regulatory amendments expand the COGCC’s enforcement authority and tools by, for example, mandating monetary penalties for certain types of violations, requiring a penalty to be assessed for each day of violation, and significantly increasing the maximum daily penalty amount. These changes could significantly increase both the frequency and the amount of future administrative penalties assessed by the COGCC.

In addition, in February 2014, the Colorado Department of Public Health and Environment’s Air Quality Control Commission (“AQCC”) finalized regulations imposing stringent new requirements relating to air emissions from oil and gas facilities in Colorado. The new rules impose significantly more stringent control, monitoring, recordkeeping, and reporting requirements than those required under comparable new federal rules, promulgated at 40 C.F.R. Part 60, Subpart OOOO. In addition, as part of the rule, the AQCC approved the direct regulation of hydrocarbon (i.e., methane) emissions from the Colorado oil and gas sector. Such state-only, direct regulation of methane (a greenhouse gas) from a single industry sector in the absence of comparable federal regulation is a significant new authority being asserted at the state level and has the potential to adversely affect operations in Colorado as well as in other parts of the country. Along the same lines, local governments are undertaking air quality studies to assess potential public health impacts from oil and gas operations. These studies, in combination with other air quality-related studies that are national in scope, may result in the imposition of additional regulatory requirements on oil and gas operations.

The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA” or the “Superfund law”) and some comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that contributed to the release of a hazardous substance into the environment. This includes potential liability for activities on properties we may currently own or operate upon, but where previous owner/operators caused the release of a hazardous substance. In addition, we may handle hazardous substances within the meaning of CERCLA, or similar state statutes, in the course of our ordinary operations and, as a result, may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites at which these hazardous substances have been released into the environment. From time to time, we are involved in remediation activities at such properties. Regulatory focus on worker safety and health regulations involving operating hazards in oil and natural gas exploration and production activities is also increasing. One example is a recent investigation by the U.S. Occupational Safety and Health Administration (“OSHA”) and other governmental authorities regarding potential worker exposure to hydrocarbon vapors from certain fuel transfer and related tasks. Several recent worker fatalities at oil and gas facilities nationwide are being reviewed by OSHA and other governmental authorities for a potential link to hydrocarbon vapor exposure. Regulatory requirements generally relating to worker exposure to hydrocarbon vapors could be increased or receive heightened scrutiny going forward.

Other potential laws and regulations affecting us include new or increased severance taxes proposed in several states, including Ohio. This could adversely affect our existing operations in the state and the economic viability of future drilling. Additional laws, regulations, or other changes could significantly reduce our future growth, increase our costs of operations, and reduce our cash flows, in addition to undermining the demand for the crude oil, natural gas and NGLs we produce.

Our ability to produce crude oil, natural gas and NGLs could be impaired if we are unable to acquire adequate supplies of water for our drilling and completion operations or are unable to dispose of the water we use at a reasonable cost and within applicable environmental rules.

Our operations could be adversely impacted if we are unable to locate sufficient amounts of water, or dispose of or recycle water used in our exploration and production operations. Currently, the quantity of water required in certain completion operations, such as hydraulic fracturing, and changing regulations governing usage may lead to water constraints and supply concerns (particularly in some parts of the country). In addition, Colorado has a relatively arid climate and experiences drought conditions from time to time. As a result, future availability of water from certain sources used in the past may become limited.

The imposition of new environmental initiatives relating to wastewater could restrict our ability to conduct certain operations such as hydraulic fracturing. This includes potential restrictions on waste disposal, including, but not limited to, produced water, drilling fluids, and other wastes associated with the exploration, development, or production of hydrocarbons. For example, in 2010 a petition was filed by the Natural Resources Defense Council with EPA requesting that the agency reassess its prior and long-standing determination that certain oil and natural gas exploration and production wastes would not be regulated as hazardous waste under Subtitle C of the Resource Conservation and Recovery Act. EPA has not yet acted on the petition and it remains pending. Were EPA to begin treating some or all of these wastes as “hazardous” under Subtitle C in response to the petition, the consequences for our operations would be serious, and would include a significant increase in costs associated with waste treatment and disposal and a potential inability to conduct operations in some instances.

The U.S. Clean Water Act and analogous state laws impose restrictions and strict controls regarding the discharge of pollutants, including produced waters and other oil and natural gas waste, into navigable waters or other regulated federal and state waters. Permits or other approvals must be obtained to discharge fill and pollutants into regulated waters and to conduct construction activities in such waters and wetlands. Uncertainty regarding regulatory jurisdiction over wetlands and other regulated waters of the United States has complicated, and will continue to complicate and increase the cost of, obtaining such permits or other approvals. Most recently, EPA and the U.S. Army Corps of Engineers have issued a proposed rule on defining jurisdictional waters of the United States. An expansive definition of such jurisdictional waters could affect our ability to operate in certain areas, increase costs of operations, and cause significant scrutiny and delays in permitting. While generally exempt under federal programs, many state agencies have also adopted regulations requiring certain oil and natural gas exploration and production facilities to obtain permits for storm water discharges. These permits, in turn, impose far-ranging monitoring, flow control, and other obligations that have generated, and will continue to generate, increased costs for our operations.

In October 2011, EPA announced its intention to develop federal pretreatment standards for wastewater discharges associated with hydraulic fracturing activities. If adopted, the pretreatment rules will require shale gas operations to pretreat wastewater before transfer to treatment facilities. Proposed rules are expected in early 2015. Some states, including Pennsylvania, have banned the treatment of fracturing wastewater at publicly owned treatment facilities. There has been recent nationwide concern, particularly in Ohio, over earthquakes associated with Class II underground injection control wells, a predominant storage method for crude oil and gas wastewater. As seen in Ohio, it is likely that new rules and regulations will be developed to address these concerns, possibly eliminating access to Class II wells in certain locations, and increasing the cost of disposal in others.

Finally, the EPA study on hydraulic fracturing noted above has focused and will continue to focus on various stages of water use in hydraulic fracturing operations. It is possible that, following the conclusion of EPA’s study, the agency will move to more strictly regulate the use of water in hydraulic fracturing operations. While we cannot predict the impact that these changes may have on our business at this time, they may be material to our business, financial condition, and operations. In addition, an inability to meet our water supply needs to conduct our completion operations may adversely impact our business. These water-related concerns are heightened by the potential for flooding events in Colorado such as those that occurred in 2013. For example, during that flood we experienced damage to some of our facilities as well as other operational impediments.

Reduced commodity prices could result in significant impairment charges and significant downward revisions of proved reserves.

Crude oil prices fell dramatically in the second half of 2014 and the domestic natural gas market remains weak. Low commodity prices could result in, among other adverse effects, significant impairment charges. The cash flow model we use to assess properties for impairment includes numerous assumptions, such as management’s estimates of future oil and gas production and commodity prices, market outlook on forward commodity prices and operating and development costs. All inputs to the cash flow model must be evaluated at each date that the estimate of future cash flows for each producing basin is calculated. However, a significant decrease in long-term forward prices alone could result in a significant impairment for our properties that are sensitive to declines in prices. In December 2012, we recognized an impairment charge of $161.2 million associated with our Piceance Basin proved crude oil and natural gas properties. In 2013, we recognized additional charges of $48.8 million associated with our shallow Upper Devonian (non-Marcellus Shale) Appalachian Basin producing properties. In December 2014, we recognized a charge of $158.3 million associated with our Utica Shale properties. Similar charges could occur in the future. In addition, low commodity prices could result in significant downward revisions to our proved reserves.

Our development and exploration operations require substantial capital, and we may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a loss of properties and a decline in our production and reserves, and ultimately our profitability.

Our industry is capital intensive. We expect to continue to make substantial capital expenditures in our business and operations for the exploration, development, production and acquisition of crude oil, natural gas and NGL reserves. To date, we have financed capital expenditures primarily with bank borrowings under our revolving credit facility, cash generated by operations and proceeds from capital markets transactions and the sale of properties. We intend to finance our future capital expenditures utilizing similar financing sources. Our cash flows from operations and access to capital are subject to a number of variables, including:

•	our proved reserves;

•	the amount of crude oil, natural gas and NGLs we are able to produce from existing wells;

•	the prices at which crude oil, natural gas and NGLs are sold;

•	the costs to produce crude oil, natural gas and NGLs; and

•	our ability to acquire, locate and produce new reserves.

If our revenues or the borrowing base under our revolving credit facility decrease as a result of lower commodity prices, operating difficulties or for any other reason, our need for capital from other sources could increase, and there can be no assurance that such other sources of capital would be available at that time on reasonable terms or at all. If we raise funds by issuing additional equity securities, this would have a dilutive effect on existing shareholders. If we raise funds through the incurrence of debt, the risks we face with respect to our indebtedness would increase and we would incur additional interest expense. Our inability to obtain sufficient financing on acceptable terms would adversely affect our financial condition and profitability.

Our estimated crude oil and natural gas reserves are based on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions may materially affect the quantities and present value of our reserves.

Calculating reserves for crude oil, natural gas and NGLs requires subjective estimates of remaining volumes of underground accumulations of hydrocarbons. Assumptions are also made concerning commodity prices, production levels, and operating and development costs over the economic life of the properties. As a result, estimated quantities of proved reserves and projections of future production rates and the timing of development expenditures may be inaccurate. Independent petroleum engineers prepare our estimates of crude oil, natural gas and NGLs reserves using pricing, production, cost, tax and other information that we provide. The reserve estimates are based on certain assumptions regarding commodity prices, production levels, and operating and development costs that may prove incorrect. Any significant variance from these assumptions to actual results could greatly affect:

•	the economically recoverable quantities of crude oil, natural gas and NGLs attributable to any particular group of properties;

•	future depreciation, depletion and amortization (“DD&A”) rates and amounts;

•	impairments in the value of our assets;

•	the classifications of reserves based on risk of recovery;

•	estimates of future net cash flows;

•	timing of our capital expenditures; and

•	the amount of funds available for us to utilize under our revolving credit facility.

Some of our reserve estimates must be made with limited production histories, which renders these reserve estimates less reliable than estimates based on longer production histories. Horizontal drilling in the Wattenberg

Field is a relatively recent development, whereas vertical drilling has been used by producers in this field for over 40 years. As a result, the amount of production data from horizontal wells available to reserve engineers is relatively small, and future reserve estimates will be affected by additional production data as it becomes available. Horizontal drilling in the Utica Shale has an even more limited history, particularly in the southern part of the play where most of our acreage is located. Further, reserve estimates are based on the volumes of crude oil, natural gas and NGLs that are anticipated to be economically recoverable from a given date forward based on economic conditions that exist at that date. The actual quantities of crude oil, natural gas and NGLs recovered will be different than the reserve estimates since they will not be produced under the same economic conditions as used for the reserve calculations. In addition, quantities of probable and possible reserves by definition are inherently more risky than proved reserves and are less likely to be recovered.

At December 31, 2014, approximately 70% of our estimated proved reserves (by volume) were undeveloped. These reserve estimates reflected our plans to make significant capital expenditures to convert our PUDs into proved developed reserves, including approximately $2.3 billion during the five years ending December 31, 2019. The estimated development costs may not be accurate, development may not occur as scheduled and results may not be as estimated. If we choose not to develop PUDs, or if we are not otherwise able to successfully develop them, we will be required to remove the associated volumes from our reported proved reserves. In addition, under the SEC’s reserve reporting rules, PUDs generally may be booked only if they relate to wells scheduled to be drilled within five years of the date of booking, and we may therefore be required to downgrade to probable or possible any PUDs that are not developed within this five-year time frame.

The present value of the estimated future net cash flows from our proved reserves is not necessarily the same as the current market value of those reserves. Pursuant to SEC rules, the estimated discounted future net cash flows from our proved reserves, and the estimated quantity of those reserves, were based on the prior 12-month average crude oil and natural gas index prices. However, factors such as actual prices we receive for crude oil and natural gas and hedging instruments, the amount and timing of actual production, the amount and timing of future development costs, the supply of and demand for crude oil, natural gas and NGLs and changes in governmental regulations or taxation, also affect our actual future net cash flows from our properties. Because market prices for crude oil at the end of 2014 were significantly lower than the average price for the year determined under SEC rules, the estimated quantity and present values of our reserves presented in this report are higher than they would be if we had used year-end oil prices instead. Moreover, the lower year-end prices may be more reflective of future economic conditions.

The timing of both our production and incurrence of expenses in connection with the development and production of crude oil and natural gas properties will affect the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% discount factor (the rate required by the SEC) we use when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates currently in effect and risks associated with our properties or the industry in general.

Unless reserves are replaced as they are produced, our reserves and production will decline, which would adversely affect our future business, financial condition and results of operations. We may not be able to develop our identified drilling locations as planned.

Producing crude oil, natural gas and NGL reservoirs are generally characterized by declining production rates that vary depending upon reservoir characteristics and other factors. The rate of decline may change over time and may exceed our estimates. Our future reserves and production and, therefore, our cash flows and income, are highly dependent on our ability to efficiently develop and exploit our current reserves and to economically find or acquire additional recoverable reserves. We may not be able to develop, discover or acquire additional reserves to replace our current and future production at acceptable costs. Our failure to do so would adversely affect our future operations, financial condition and results of operations.

We have identified a number of well locations as an estimation of our future multi-year drilling activities on our existing acreage. These well locations represent a significant part of our growth strategy. Our ability to drill and develop these locations depends on a number of uncertainties, including:

•	crude oil, natural gas and NGL prices;

•	the availability and cost of capital;

•	drilling and production costs;

•	availability of drilling services and equipment;

•	drilling results;

•	lease expirations;

•	midstream constraints;

•	access to and availability of water sourcing and distribution systems;

•	regulatory approvals; and

•	other factors.

Because of these factors, we do not know if the numerous potential well locations we have identified will ever be drilled or if we will be able to produce crude oil, natural gas or NGLs from these or any other potential well locations. We reduced our budgeted capital expenditures in 2015 relative to 2014 in response to significant declines in the market price of crude oil, and we expect to drill fewer wells during the year - and none targeting the Utica Shale - as a result. In addition, the number of drilling locations available to us will depend in part on the spacing of wells in our operating areas. An increase in well density in an area could result in additional locations in that area, but a reduced production performance from the area on a per-well basis. Further, certain of the horizontal wells we intend to drill in the future may require pooling of our lease interests with the interests of third parties. If these third parties are unwilling to pool their interests with ours, and we are unable to require such pooling on a timely basis or at all, this may limit the total locations we can drill. As such, our actual drilling activities may materially differ from those presently identified. Further, our inventory of drilling projects includes locations in addition to those that we currently classify as proved, probable and possible. The development of and results from these additional projects are more uncertain than those relating to probable and possible locations, and significantly more uncertain than those relating to proved locations.

The wells we drill may not yield crude oil, natural gas or NGLs in commercially viable quantities, and productive wells may be less successful than we expect.

A prospect is a property on which our geologists have identified what they believe, based on available information, to be indications of hydrocarbon-bearing rocks. However, our geologists cannot know conclusively prior to drilling and testing whether crude oil, natural gas or NGLs will be present in sufficient quantities to repay drilling or completion costs and generate a profit given the available data and technology. Furthermore, even when properly used and interpreted, 2-D and 3-D seismic data and visualization techniques do not enable our geologists to be certain as to whether hydrocarbons are, in fact, present in those structures or the quantity of the hydrocarbons. In addition, the use of 3-D seismic and other advanced technologies requires greater pre-drilling expenditures than traditional drilling strategies, and we could incur greater drilling and testing expenses as a result of such expenditures, which may result in a reduction in our returns or losses. As a result, our drilling activities may not be successful or economical, and our overall drilling success rate or our drilling success rate for activities in a particular area could decline. If a well is determined to be dry or uneconomic, which can occur even though it contains some crude oil, natural gas or NGLs, it is classified as a dry hole and must be plugged and abandoned in accordance with applicable regulations. This generally results in the loss of the entire cost of drilling and completion to that point, the cost of plugging, and lease costs associated with the prospect. Even wells that are completed and placed into production may not produce sufficient crude oil, natural gas and NGLs to be profitable, or they may be less productive and/or profitable than we expected. If we drill a dry hole or unprofitable well on a current or future prospect, the profitability of our operations will decline and the value of our properties will likely be reduced. These risks are greater in developing areas such as the Utica Shale. Exploratory drilling is typically subject to substantially greater risk than development drilling. In addition, initial results from a well are not necessarily indicative of its performance over a longer period.

Drilling for and producing crude oil, natural gas and NGLs are high risk activities with many uncertainties that could adversely affect our business, financial condition and results of operations.

Drilling activities are subject to many risks, including the risk that we will not discover commercially productive reservoirs. Drilling can be unprofitable, not only due to dry holes, but also due to curtailments, delays or cancellations as a result of other factors, including:

•	unusual or unexpected geological formations;

•	pressures;

•	fires;

•	floods;

•	loss of well control;

•	loss of drilling fluid circulation;

•	title problems;

•	facility or equipment malfunctions;

•	unexpected operational events;

•	shortages or delays in the delivery of equipment and services;

•	unanticipated environmental costs or liabilities;

•	compliance with environmental and other governmental requirements; and

•	adverse weather conditions.

Any of these risks can cause substantial losses, including personal injury or loss of life, damage to or destruction of property, natural resources and equipment, pollution, environmental contamination or loss of wells and regulatory penalties. For example, a loss of containment of hydrocarbons during drilling activities could potentially subject us to civil and/or criminal liability and the possibility of substantial costs, including for environmental remediation, depending upon the circumstances of the loss of containment, the nature and scope of the loss and the applicable laws and regulations. We maintain insurance against various losses and liabilities arising from operations; however, insurance against certain operational risks may not be available or may be prohibitively expensive relative to the perceived risks presented. For example, we may not have coverage with respect to a pollution event if we are unaware of the event while it is occurring and are therefore unable to report the occurrence of the event to our insurance company within the time frame required under our insurance policy. Thus, losses could occur for uninsurable or uninsured risks or for amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance and/or governmental or third party responses to an event could have a material adverse effect on our business activities, financial condition and results of operations. We are currently involved in various remedial and investigatory activities at some of our wells and related sites.

Our business strategy focuses on production in our liquid-rich and high impact shale plays. In this regard, we plan to allocate our capital to an active horizontal drilling program. Historically, most of the wells we drilled were vertical wells. Since 2012, however, we have devoted the majority of our capital budget to drilling horizontal wells. Drilling horizontal wells is technologically more difficult than drilling vertical wells - including as a result of risks relating to our ability to fracture stimulate the planned number of stages and to successfully run casing the length of the well bore - and the risk of failure is therefore greater than the risk involved in drilling vertical wells. Additionally, drilling a horizontal well is typically far costlier than drilling a vertical well. This means that the risks of our drilling program will be spread over a smaller number of wells, and that, in order to be economic, each horizontal well will need to produce at a higher level in order to cover the higher drilling costs. In addition, we have transitioned to the use of multi-well pads instead of single-well sites. The use of multi-well pad drilling increases some operational risks because problems affecting the pad or a single well could adversely affect production from all of the wells on the pad. Pad drilling can also make our overall production, and therefore our revenue and cash flows, more volatile, because production from multiple wells on a pad will typically commence simultaneously. While we believe that we will be better served by drilling horizontal wells using multi-well pads, the risk component involved in such drilling will be increased in some respects, with the result that we might find it more difficult to achieve economic success in our drilling program.

Under the “successful efforts” accounting method that we use, unsuccessful exploratory wells must be expensed in the period when they are determined to be non-productive, which reduces our net income in such periods and could have a negative effect on our profitability.

We conduct exploratory drilling in order to identify additional opportunities for future development. Under the “successful efforts” method of accounting that we use, the cost of unsuccessful exploratory wells must be charged to expense in the period in which the wells are determined to be unsuccessful. In addition, lease costs for acreage condemned by the unsuccessful well must also be expensed. In contrast, unsuccessful development wells are capitalized as a part of the investment in the field where they are located. Because exploratory wells generally are more likely to be unsuccessful than development wells, we anticipate that some or all of our exploratory wells may not be productive. The costs of such unsuccessful exploratory wells could result in a significant reduction in our profitability in periods when the costs are required to be expensed.

Increasing finding and development costs may impair our profitability.

In order to continue to grow and maintain our profitability, we must add new reserves that exceed our production over time at a finding and development cost that yields an acceptable operating margin and DD&A rate. Without cost effective exploration, development or acquisition activities, our production, reserves and profitability will decline over time. Given the relative maturity of most crude oil and natural gas basins in North America and the level of activity in the industry, the cost of finding new reserves through exploration and development operations is high in some basins. The acquisition market for properties has become extremely competitive among producers for additional production and expanded drilling opportunities in North America. Acquisition values for crude oil properties have climbed in recent years and may increase in the future. This increase in finding and development costs results in higher DD&A rates. If the upward trend in crude oil finding and development costs continues, we will be exposed to an increased likelihood of a write-down in the carrying value of our crude oil properties in response to decreases in commodity prices and/or reduction in the profitability of our operations.

We have a substantial amount of debt and the cost of servicing, and risks related to refinancing, that debt could adversely affect our business. Those risks could increase if we incur more debt.

We have a substantial amount of indebtedness. As a result, a significant portion of our cash flows will be required to pay interest and principal on our indebtedness, and we may not generate sufficient cash flows from operations, or have future borrowing capacity available, to enable us to repay our indebtedness or to fund other liquidity needs.

Servicing our indebtedness and satisfying our other obligations will require a significant amount of cash. Our cash flows from operating activities and other sources may not be sufficient to fund our liquidity needs. Our ability to pay interest and principal on our indebtedness and to satisfy our other obligations will depend on our future operating performance and financial condition and the availability of refinancing indebtedness, which will be affected by prevailing economic conditions, including depressed commodity pricing, and financial, business and other factors, many of which are beyond our control.

A substantial decrease in our operating cash flows or an increase in our expenses could make it difficult for us to meet our debt service requirements and could require us to modify our operations, including by curtailing our exploration and drilling programs, selling assets, refinancing all or a portion of our existing debt or obtaining additional financing. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of future debt agreements may, and our existing debt agreements do, restrict us from implementing some of these alternatives. In the absence of adequate cash from operations and other available capital resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate these dispositions for fair market value, in a timely manner or at all. Furthermore, any proceeds that we could realize from any dispositions may not be adequate to meet our debt service or other obligations then due. Because the cash required to service our indebtedness is not available to finance our operations and other business activities, our indebtedness limits our flexibility in planning for or reacting to changes in our business and the industry in which we operate and increases our vulnerability to economic downturns and sustained declines in commodity prices.

Covenants in our debt agreements currently impose, and future financing agreements may impose, significant operating and financial restrictions.

The indenture governing our senior notes and our revolving credit facility contain restrictions, and future financing agreements may contain additional restrictions, on our activities, including covenants that restrict our and certain of our subsidiaries’ ability to:

•	incur additional debt;

•	pay dividends on, redeem or repurchase stock;

•	create liens;

•	make specified types of investments;

•	apply net proceeds from certain asset sales;

•	engage in transactions with our affiliates;

•	engage in sale and leaseback transactions;

•	merge or consolidate;

•	restrict dividends or other payments from restricted subsidiaries;

•	sell equity interests of restricted subsidiaries; and

•	sell, assign, transfer, lease, convey or dispose of assets.

Our revolving credit facility is secured by all of our crude oil and natural gas properties as well as a pledge of all ownership interests in our operating subsidiaries. The restrictions contained in our debt agreements may prevent us from taking actions that we believe would be in the best interest of our business, and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. We may also incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility.

Our revolving credit facility has substantial restrictions and financial covenants and our ability to comply with those restrictions and covenants is uncertain. Our lenders can unilaterally reduce our borrowing availability based on anticipated commodity prices.

We depend in large part on our revolving credit facility for future capital needs. The terms of the credit agreement require us to comply with certain financial covenants and ratios. Our ability to comply with these restrictions and covenants in the future is uncertain and will be affected by the levels of cash flows from operations and events or circumstances beyond our control. Our failure to comply with any of the restrictions and covenants under the revolving credit facility or other debt agreements could result in a default under those agreements, which could cause all of our existing indebtedness to be immediately due and payable.

The revolving credit facility limits the amounts we can borrow to a borrowing base amount, determined by the lenders in their sole discretion based upon projected revenues from the properties securing their loan. The significant recent decrease in the price of crude oil is likely to have an adverse effect on the borrowing base. The lenders can unilaterally adjust the borrowing base and the borrowings permitted to be outstanding under the revolving credit facility. Outstanding borrowings in excess of the borrowing base must be repaid immediately, or we must pledge other crude oil and natural gas properties as additional collateral. We do not currently have any substantial unpledged properties, and we may not have the financial resources in the future to make any mandatory principal prepayments required under the revolving credit facility. Our inability to borrow additional funds under our revolving credit facility could adversely affect our operations and our financial results.

If we are unable to comply with the restrictions and covenants in the agreements governing our indebtedness, there would be a default under the terms of these agreements, which could result in an acceleration of payment of funds that we have borrowed and would impact our ability to make principal and interest payments on our indebtedness and satisfy our other obligations.

Any default under the agreements governing our indebtedness, including a default under our revolving credit facility that is not waived by the required lenders, and the remedies sought by the holders of any such indebtedness, could make us unable to pay principal and interest on our indebtedness and satisfy our other obligations. If we are unable to generate sufficient cash flows and are otherwise unable to obtain the funds necessary to meet required payments of principal and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our revolving credit facility could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to seek to obtain waivers from the required lenders under our revolving credit facility to avoid being in default and we may not be able to obtain such a waiver. If this occurs, we would be in default under our revolving credit facility, the lenders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation. We cannot assure you that we will be granted waivers or amendments to our debt agreements if for any reason we are unable to comply with these agreements, or that we will be able to refinance our debt on terms acceptable to us, or at all.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our revolving credit facility bear interest at variable rates and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase although the amount borrowed remained the same, and our net income and cash available for servicing our indebtedness and for other purposes would decrease.

Notwithstanding our current indebtedness levels and restrictive covenants, we may still be able to incur substantial additional debt, which could exacerbate the risks described above.

We may be able to incur additional debt in the future. Although our debt agreements contain restrictions on our ability to incur indebtedness, those restrictions are subject to a number of exceptions. In particular, we may borrow under the revolving credit facility, and may do so in 2015. We may also consider investments in joint ventures or acquisitions that may increase our indebtedness. Adding new debt to current debt levels could intensify the related risks that we and our subsidiaries now face.

Seasonal weather conditions and lease stipulations can adversely affect our operations.

Seasonal weather conditions and lease stipulations designed to protect wildlife affect operations in some areas. In certain areas drilling and other activities may be restricted or prohibited by lease stipulations, or prevented by weather conditions, for significant periods of time. This limits our operations in those areas and can intensify competition during the active months for drilling rigs, oil field equipment, services, supplies and qualified personnel, which may lead to additional or increased costs or periodic shortages. These constraints and the resulting high costs or shortages could delay our operations and materially increase operating and capital costs and therefore adversely affect our profitability. Similarly, hot weather during some recent periods adversely impacted the operation of certain midstream facilities, and therefore our production. Similar events could occur in the future and could negatively impact our results of operations and cash flows.

We have limited control over activities on properties in which we own an interest but we do not operate, which could reduce our production and revenues.

We operate approximately 89% of the wells in which we own an interest. If we do not operate the properties in which we own an interest, we do not have control over normal operating procedures, expenditures or future development of the underlying properties. The success and timing of drilling and development activities on properties operated by others therefore depends upon a number of factors outside of our control, including the operator’s timing and amount of capital expenditures, expertise (including safety and environmental compliance) and financial resources, inclusion of other participants in drilling wells, and use of technology. The failure by an operator to adequately perform operations, or an operator’s breach of the applicable agreements, could reduce production and revenues and adversely affect our profitability. These risks have been increasing for us in recent years as our capital expenditures for non-operated projects have risen significantly. Our lack of control over non-operated properties also makes it more difficult for us to forecast capital expenditures, production and related matters.

Our derivative activities could result in financial losses or reduced income from failure to perform by our counterparties or could limit our potential gains from increases in prices.

We use derivatives for a portion of the production from our own wells and for natural gas purchases and sales by our marketing subsidiary to achieve more predictable cash flows, to reduce exposure to adverse fluctuations in commodity prices, and to allow our natural gas marketing company to offer pricing options to natural gas sellers and purchasers. These arrangements expose us to the risk of financial loss in some circumstances, including when purchases or sales are different than expected or the counterparty to the derivative contract defaults on its contractual obligations. Based on current commodity prices and our current derivative position, we may receive significant revenues from our derivative positions in 2015, increasing the adverse consequences to us if a derivative counterparty fails to perform. In addition, many of our derivative contracts are based on WTI or another oil or natural gas index price. The risk that the differential between the index price and the price we receive for the relevant production may change unexpectedly makes it more difficult to hedge effectively and increases the risk of a hedging-related loss.

Also, derivative arrangements may limit the benefit we would otherwise receive from increases in the prices for the relevant commodity, and they may require the use of our resources to meet cash margin requirements.

Since we do not designate our derivatives as hedges, we do not currently qualify for use of hedge accounting; therefore, changes in the fair value of derivatives are recorded in our income statements, and our net income is subject to greater volatility than it would be if our derivative instruments qualified for hedge accounting. For instance, if commodity prices rise significantly, this could result in significant non-cash charges during the relevant period, which could have a material negative effect on our net income.

The inability of one or more of our customers or other counterparties to meet their obligations may adversely affect our financial results.

Substantially all of our accounts receivable result from our crude oil, natural gas and NGLs sales or joint interest billings to a small number of third parties in the energy industry. This concentration of customers and joint interest owners may affect our overall credit risk in that these entities may be similarly affected by changes in economic and other conditions. In addition, our derivatives as well as the derivatives used by our marketing subsidiary expose us to credit risk in the event of nonperformance by counterparties. Nonperformance by our customers or derivative counterparties may adversely affect our financial condition and profitability. We face similar risks with respect to our other counterparties, including the lenders under our revolving credit facility and the providers of our insurance coverage.

Our insurance coverage may not be sufficient to cover some liabilities or losses that we may incur.

The occurrence of a significant accident or other event not fully covered by insurance or in excess of our insurance coverage could have a material adverse effect on our operations and financial condition. Insurance does not protect us against all operational risks. We do not carry business interruption insurance at levels that would provide enough funds for us to continue operating without access to other funds. We also do not carry contingent business interruption insurance related to the purchasers of our production. In addition, pollution and environmental risks are generally not fully insurable.

We may not be able to keep pace with technological developments in our industry.

Our industry is characterized by rapid and significant technological advancements. As our competitors use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement those or other new technologies at substantial cost. In addition, our competitors may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We may not be able to respond to these competitive pressures and implement new technologies on a timely basis or at an acceptable cost. If one or more of the technologies we use now or in the future were to become obsolete or if we were unable to use the most advanced commercially available technology, our business, financial condition and results of operations could be materially adversely affected.

Competition in our industry is intense, which may adversely affect our ability to succeed.

Our industry is intensely competitive, and we compete with other companies that have greater resources. Many of these companies not only explore for and produce crude oil, natural gas and NGLs, but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for productive properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, larger companies may have a greater ability to continue exploration activities during periods of low commodity prices. Larger competitors may also be able to absorb the burden of present and future federal, state, local and other laws and regulations more easily than we can, which could adversely affect our competitive position. These factors could adversely affect the success of our operations and our profitability.

Our success depends on key members of our management and our ability to attract and retain experienced technical and other professional personnel.

Our future success depends to a large extent on the services of our key employees. The loss of one or more of these individuals could have a material adverse effect on our business. Furthermore, competition for experienced technical and other professional personnel remains strong. If we cannot retain our current personnel or attract additional experienced personnel, our ability to compete could be adversely affected. Also, the loss of experienced personnel could lead to a loss of technical expertise.

Acquisitions of properties are subject to the uncertainties of evaluating recoverable reserves and potential liabilities, including environmental uncertainties.

Acquisitions of producing properties and undeveloped properties have been an important part of our historical and recent growth. We expect acquisitions will also contribute to our future growth. Successful acquisitions require an assessment of a number of factors, many of which are beyond our control. These factors include recoverable reserves, development potential, future commodity prices, operating costs, title issues and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with our assessments, we generally perform engineering, environmental, geological and geophysical reviews of the acquired properties, which we believe are generally consistent with industry practices. However, such reviews are not likely to permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not inspect every well prior to an acquisition and our ability to evaluate undeveloped acreage is inherently imprecise. Even when we inspect a well, we may not always discover structural, subsurface and environmental problems that may exist or arise. In some cases, our review prior to signing a definitive purchase agreement may be even more limited. In addition, we often acquire acreage without any warranty of title except as to claims made by, through or under the transferor.

When we acquire properties, we will generally have potential exposure to liabilities and costs for environmental and other problems existing on the acquired properties, and these liabilities may exceed our estimates. Often we are not entitled to contractual indemnification associated with acquired properties. We often acquire interests in properties on an “as is” basis with no or limited remedies for breaches of representations and warranties. Therefore, we could incur significant unknown liabilities, including environmental liabilities, or losses due to title defects, in connection with acquisitions for which we have limited or no contractual remedies or insurance coverage. In addition, the acquisition of undeveloped acreage is subject to many inherent risks and we may not be able to realize efficiently, or at all, the assumed or expected economic benefits of acreage that we acquire.

Additionally, significant acquisitions can change the nature of our operations depending upon the character of the acquired properties, which may have substantially different operating and geological characteristics or may be in different geographic locations than our existing properties. These factors can increase the risks associated with an acquisition. Acquisitions also present risks associated with the additional indebtedness that may be required to finance the purchase price, and any related increase in interest expense or other related charges.

Certain federal income tax deductions currently available with respect to crude oil and natural gas and exploration and development may be eliminated as a result of future legislation.

The administration of U.S. President Barack Obama has proposed to eliminate certain key U.S. federal income tax preferences currently available with respect to crude oil and natural gas exploration and production. The proposals include, but are not limited to (i) the repeal of the percentage depletion allowance for crude oil and natural gas properties; (ii) the elimination of current deductions for intangible drilling and development costs; (iii) the elimination of the deduction for certain U.S. production activities; and (iv) an extension of the amortization period for certain geological and geophysical expenditures. It is not possible at this time to predict how legislation or new regulations that may be adopted to address these proposals would impact our business, but any such future laws and regulations could result in higher federal income taxes, which could negatively affect our financial condition and results of operations. In addition, proposals are made from time to time in states where we operate to implement or increase severance or other taxes at the state level, and any such additional taxes would have similarly adverse effects on us.

Derivatives legislation and regulation could adversely affect our ability to hedge crude oil and natural gas prices and increase our costs and adversely affect our profitability.

In July 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Dodd-Frank Act regulates derivative transactions, including our commodity hedging swaps, and could have a number of adverse effects on us, including the following:

•	The Dodd-Frank Act may limit our ability to enter into hedging transactions, thus exposing us to additional risks related to commodity price volatility; commodity price decreases would then have an increased adverse effect on our profitability and revenues. Reduced hedging may also impair our ability to have certainty with respect to a portion of our cash flows, which could lead to decreases in capital spending and, therefore, decreases in future production and reserves.

•	If, as a result of the Dodd-Frank Act or its implementing regulations, we are required to post cash collateral in connection with our derivative positions, this would likely make it impracticable to implement our current hedging strategy.

•	Our derivatives counterparties will be subject to significant new capital, margin and business conduct requirements imposed as a result of the Dodd-Frank Act. We expect that these requirements will increase the cost to hedge because there will be fewer counterparties in the market and increased counterparty costs will be passed on to us.

The above factors could also affect the pricing of derivatives and make it more difficult for us to enter into hedging transactions on favorable terms.

Climate change legislation or regulations restricting emissions of greenhouse gases could result in increased operating costs and reduced demand for the crude oil, natural gas and NGLs that we produce while physical effects of climate change could disrupt our production and cause us to incur significant costs in preparing for or responding to those effects.

In December 2009, EPA published its findings that emissions of carbon dioxide, methane, and other greenhouse gases (“GHGs”) present an endangerment to public health and the environment because emissions of such GHGs are, according to EPA, contributing to warming of the earth’s atmosphere and other climatic changes. These findings provide the basis for EPA to adopt and implement regulations that would restrict emissions of GHGs under existing provisions of the U.S. Clean Air Act (“CAA”). In June 2010, EPA began regulating GHG emissions from stationary sources under the CAA’s Prevention of Significant Deterioration (“PSD”) and Title V permitting programs. It was widely expected that facilities required to obtain PSD permits for their GHG emissions would be required to also reduce those emissions according to “best available control technology” (“BACT”) standards. In its permitting guidance for GHGs, issued in November 2010, EPA recommended options for BACT from the largest sources, which include improved energy efficiency, among others. EPA also issued a final rule in July 2013 retaining the “tailored” permitting thresholds, opting not to extend GHG permitting requirements to smaller stationary sources at that time.

In June 2012, the United States Court of Appeals for the District of Columbia Circuit issued an opinion and order in Coalition for Responsible Regulation v. Environmental Protection Agency, upholding EPA’s GHG-related rules against challenges from various state and industry group petitioners. In October 2013, the United States Supreme Court in Utility Air Regulatory Group v. EPA, accepted a petition for certiorari to decide whether EPA correctly determined that its regulation of GHGs from mobile sources triggered permitting requirements under the CAA for stationary sources that emit GHGs. In June 2014, the Supreme Court upheld a portion of EPA’s GHG stationary source program, but invalidated a portion of it. The Court held that stationary sources already subject to the PSD or Title V program for non-GHG criteria pollutants remained subject to GHG BACT requirements, but ruled that sources subject to the PSD or Title V program only for GHGs could not be forced to comply with GHG BACT requirements. Upon remand, EPA is considering how to implement the Court’s decision. Depending on what EPA does, it is possible that any regulatory or permitting obligation that limits emissions of GHGs could extend to smaller stationary sources and require us to incur costs to reduce and monitor emissions of GHGs associated with our operations and also adversely affect demand for the crude oil and natural gas that we produce.

In the past, Congress has considered various pieces of legislation to reduce emissions of GHGs. Congress has not adopted any significant legislation in this respect to date, but could do so in the future. For example, if Congress undertakes comprehensive tax reform in the coming year, it is possible that such measures could include a carbon tax, which could result in additional direct costs to our operations. In the absence of such national legislation, many states and regions have taken legal measures to reduce emissions of GHGs, primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. For example, in February 2014, Colorado adopted rules directly regulating methane emissions from the oil and gas sector.

President Obama has indicated that climate change and GHG regulation is a significant priority for his second term. The President issued a Climate Action Plan in June 2013 that, among other things, calls for a reduction in methane emissions from the oil and gas sector. In November 2013, the President released an Executive Order charging various federal agencies, including EPA, with devising and pursuing strategies to improve the country’s preparedness and resilience to climate change. In part through these executive actions, the direct regulation of methane emissions from the oil and gas sector continues to be a focus of regulation. Most notably, in March 2014, EPA published a series of Methane White Papers addressing suspected methane emissions from the oil and gas sector. EPA announced in early 2015 that it will be proposing new rules aimed at further reducing methane emissions from the oil and gas sector in 2015, with final rules expected in 2016 as part of a broader approach announced by President Obama. These rules will build on the Methane White Papers and will likely include new regulatory requirements affecting our operations. A lawsuit has been filed by several northeastern states that would require EPA to more stringently regulate methane emissions from the oil and gas sector. The passage of legislation or executive and other initiatives that limit emissions of GHGs from our equipment and operations could require us to incur costs to reduce GHG emissions, and it could also adversely affect demand for the crude oil, natural gas and NGLs that we produce.

Some have suggested that one consequence of climate change could be increased severity of extreme weather, such as increased hurricanes and floods. Flooding that occurred in Colorado in 2013 is an example of an extreme weather event that negatively impacted our operations. If such events were to continue to occur, or become more frequent, our operations could be adversely affected in various ways, including through damage to our facilities or from increased costs for insurance.

Another possible consequence of climate change is increased volatility in seasonal temperatures. The market for natural gas is generally improved by periods of colder weather and impaired by periods of warmer weather, so any changes in climate could affect the market for the fuels that we produce. Despite the use of the term “global warming” as a shorthand for climate change, some studies indicate that climate change could cause some areas to experience temperatures substantially colder than their historical averages. As a result, it is difficult to predict how the market for our fuels could be affected by increased temperature volatility, although if there is an overall trend of warmer temperatures, it would be expected to have an adverse effect on our business.

The cost of defending any suits brought against us, and any judgments or settlements resulting from such suits, could have an adverse effect on our results of operations and financial condition.

Like many oil and gas companies, we are from time to time involved in various legal and other proceedings, such as title, royalty or contractual disputes, regulatory compliance matters and personal injury or property damage matters, in the ordinary course of our business. For example, in recent years, we have been subject to lawsuits regarding royalty practices and payments and matters relating to certain of our affiliated partnerships. The outcome of pending legal proceedings is inherently uncertain. Regardless of the outcome, such proceedings could have an adverse impact on us because of legal costs, diversion of management and other personnel and other factors. In addition, the resolution of such a proceeding could result in penalties or sanctions, settlement costs and/or judgments, consent decrees or orders requiring a change in our business practices, any of which could materially and adversely affect our business, operating results and financial condition. Accruals for such liability, penalties, sanctions or costs may be insufficient. Judgments and estimates to determine accruals or the anticipated range of potential losses related to legal and other proceedings could change from one period to the next, and such changes could be material. With respect to the class action regarding our repurchase of certain partnerships in 2010 and 2011, the preliminary settlement agreement described in our Annual Report on Form 10-K for the year ended December 31, 2014 became final in March 2015. One member of the class, representing less than 2% of the total class, opted-out of the settlement.

A failure to complete successful acquisitions would limit our growth.

Because our crude oil and natural gas properties are depleting assets, our future reserves, production volumes and cash flows depend on our success in developing and exploiting our current reserves efficiently and finding or acquiring additional recoverable reserves economically. Acquiring additional crude oil and natural gas properties, or businesses that own or operate such properties, when attractive opportunities arise is a significant component of our strategy. We may not be able to identify attractive acquisition opportunities. If we do identify an appropriate acquisition candidate, we may be unable to negotiate mutually acceptable terms with the seller, finance the acquisition or obtain the necessary regulatory approvals. If we are unable to complete suitable acquisitions, it will be more difficult to replace our reserves, and an inability to replace our reserves would have a material adverse effect on our financial condition and results of operations.

Our undeveloped acreage must be drilled before lease expiration to hold the acreage by production. In highly competitive markets for acreage, failure to drill sufficient wells to hold acreage could result in a substantial lease renewal cost or, if renewal is not feasible, loss of our lease and prospective drilling opportunities.

Unless production is established within the spacing units covering the undeveloped acres on which some of our drilling locations are identified, our leases for such acreage will expire. The cost to renew such leases may increase significantly, and we may not be able to renew such leases on commercially reasonable terms or at all. As such, our actual drilling activities may differ materially from our current expectations, which could adversely affect our business. These risks are greater at times and in areas where the pace of our exploration and development activity slows, such as currently in the Utica Shale, where we have suspended drilling activity due to lower commodity prices. In addition, a substantial portion of our Utica Shale acreage is held by production by a third party operator’s shallow vertical wells. Our relative lack of control over this acreage increases the risk that some of our leases will expire.

We may incur losses as a result of title defects in the properties in which we invest.

It is our practice in acquiring oil and gas leases or interests not to incur the expense of retaining lawyers to examine the title to the mineral interest at the time of acquisition. Rather, we rely upon the judgment of oil and gas lease brokers or landmen who perform the fieldwork in examining records in the appropriate governmental office before attempting to acquire a lease in a specific mineral interest. Leases in the Utica area are particularly vulnerable to title deficiencies due the long history of land ownership in the area and correspondingly extensive and complex chains of title. The existence of a material title deficiency can render a lease worthless and can adversely affect our results of operations and financial condition. While we typically obtain title opinions prior to commencing drilling operations on a lease or in a unit, the failure of title may not be discovered until after a well is drilled, in which case we may lose the lease and the right to produce all or a portion of the minerals under the property.

Risks Relating to the Offering and Our Common Stock

The price of our common stock has been and may continue to be highly volatile, which may make it difficult for shareholders to sell our common stock when desired or at attractive prices.

The market price of our common stock is highly volatile, and we expect it to continue to be volatile for the foreseeable future. Adverse events, including, among others:

•	changes in production volumes, worldwide demand and prices for crude oil and natural gas;

•	changes in market prices of crude oil and natural gas;

•	changes in interest rates;

•	announcements regarding adverse timing or lack of success in discovering, acquiring, developing and producing crude oil and natural gas resources;

•	decreases in the amount of capital available to us;

•	operating results that fall below market expectations; or

•	the identification of and severity of environmental events and governmental and other third-party responses to the events;

could trigger significant declines in the price of our common stock. For example, the market price of our common stock has been adversely affected by the recent declines in commodity prices. In addition, external events, such as news concerning economic conditions, counterparties to our natural gas or oil derivatives arrangements, changes in government regulations impacting the oil and natural gas exploration and production industries or the movement of capital into or out of our industry, also are likely to affect the price of our common stock, regardless of our operating performance. Furthermore, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally could affect the price of our common stock. Recently, the stock markets have experienced price and volume volatility that has affected many companies’ stock prices. Stock prices for many companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. These fluctuations may affect the market price of our common stock.

Investors in this offering may experience future dilution.

In order to raise additional capital, effect acquisitions, or for other purposes, we may in the future offer additional shares of our common stock or other securities convertible into, or exchangeable for, our common stock at prices that may not be the same as the price per share of this offering. We have an effective shelf registration statement from which additional shares of common stock and other securities can be offered. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering. If the price per share at which we sell additional shares of our common stock or related securities in future transactions is less than the price per share in this offering, investors who purchase our common stock in this offering will suffer a dilution of their investment.

Sales of a significant number of shares of our common stock in the public markets, or the perception that such sales could occur, could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock could depress the market price of our common stock, and impair our ability to raise capital through the sale of additional equity securities. We, our directors and our executive officers have agreed not to dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, subject to certain exceptions. The underwriters may release the restrictions on any such shares at any time without notice. We cannot predict the effect that future sales of our common stock or perceptions of such sales following the expiration of the 90-day period referred to above would have on the market price of our common stock.

Our articles of incorporation, bylaws, stockholders rights plan and Nevada law contain provisions that may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt, which may adversely affect the market price of our common stock.

Our articles of incorporation authorize our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. We have adopted a stockholders rights plan that will dilute the stock ownership of certain acquirers of our common stock upon the occurrence of certain events. In addition, some provisions of our articles of incorporation, bylaws and Nevada law could make it more difficult for a third party to acquire control of us, including:

•	the organization of our board of directors as a classified board, which allows no more than one-third of our directors to be elected each year;

•	limitations on the ability of our shareholders to call special meetings; and

•	Nevada’s “Acquisition of Controlling Interest” and “Combinations with Interested Stockholders” statutes.

Please read “Description of Capital Stock—Purposes and Effects of Certain Provisions of Our Articles of Incorporation and Bylaws” in this prospectus supplement for more information about these provisions.

Because we have no plans to pay dividends on our common stock, investors must look solely to stock appreciation for a return on their investment in us.

We have never declared or paid cash dividends on our common stock. We currently intend to retain all future earnings and other cash resources, if any, for the operation and development of our business and do not anticipate paying cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. In addition, our revolving credit facility and the indenture governing our senior notes limit our ability to pay cash dividends on our common stock. Any future dividends may also be restricted by any debt agreements which we may enter into from time to time.

Equity compensation plans may cause a future dilution of our common stock.

To the extent options to purchase common stock and stock appreciation rights under our employee and directors stock option plans are exercised, or shares of restricted stock are issued based on satisfaction of vesting requirements, holders of our common stock will experience dilution.

As of December 31, 2014, there were 2,013,632 shares reserved for issuance under our equity compensation plans, of which 611,779 restricted shares have been granted and are subject to issuance in the future based on the satisfaction of certain time-based or market-based vesting criteria established pursuant to the respective awards. In addition, as of December 31, 2014, we had outstanding options to purchase 3,523 shares of our common stock at a weighted average exercise price of $44.95 per share and 279,011 stock appreciation rights.

Non-U.S. holders of our common stock, in certain situations, could be subject to U.S. federal income tax upon sale, exchange or disposition of our common stock.

It is likely that we are, and will remain for the foreseeable future, a U.S. real property holding corporation for U.S. federal income tax purposes because our assets consist primarily of “United States real property interests” as defined in the applicable Treasury regulations. As a result, under the Foreign Investment in Real Property Tax Act, or FIRPTA, certain non-U.S. investors may be subject to U.S. federal income tax on gain from the disposition of shares of our common stock, in which case they would also be required to file U.S. tax returns with respect to such gain, and may be subject to a withholding tax. In general, whether these FIRPTA provisions apply depends on the amount of our common stock that such non-U.S. investors hold and whether, at the time they dispose of their shares, our common stock is regularly traded on an established securities market within the meaning of the applicable Treasury regulations. So long as our common stock is listed on The NASDAQ Global Select Market, only a non-U.S. investor who has held, actually or constructively, more than 5% of our common stock at any time during the shorter of (i) the five-year period ending on the date of disposition and (ii) the non-U.S. investor’s holding period for its shares may be subject to U.S. federal income tax on the disposition of our common stock under FIRPTA. See “Material United States Federal Income Tax Considerations to Non-U.S. Holders.”

USE OF PROCEEDS

We estimate that our net proceeds from this offering, after deducting underwriting discounts and commissions and estimated fees and expenses, will be approximately $176 million ($202.5 million if the underwriters exercise their option to purchase 522,000 additional shares of our common stock in full).

We intend to use the net proceeds from this offering to fund a portion of our capital expenditure program for the remainder of 2015 and for general corporate purposes, which may include the repayment of amounts borrowed under our revolving credit facility. The outstanding principal amount under the revolving credit facility accrues interest at a varying interest rate that fluctuates with an alternate base rate (equal to the greater of JPMorgan Chase Bank, N.A.’s prime rate, the federal funds rate plus a premium and 1-month LIBOR plus a premium), or at our election, a rate equal to the rate for dollar deposits in the London interbank market for certain time periods. Commitment fees, interest margin and other bank fees vary with our utilization of the facility. No principal payments are required until the credit agreement expires in May 2018, or in the event that the borrowing base falls below the outstanding balance.

An affiliate of J.P. Morgan Securities LLC is a lender and the administrative agent under our revolving credit facility. Accordingly, an affiliate of J.P. Morgan Securities LLC will receive a portion of the net proceeds of this offering. See “Underwriting (Conflicts of Interest).”

The foregoing represents our intentions based upon our present plans and business conditions. The occurrence of unforeseen events or changed business conditions, however, could result in the application of the net proceeds from this offering in a manner other than as described in this prospectus supplement.

CAPITALIZATION

The following table sets forth our capitalization and cash position as of December 31, 2014 on:

•	an actual basis; and

•	an as-adjusted basis to give effect to the issuance and sale of 3,480,000 shares of our common stock in this offering, assuming no exercise of the underwriters’ option to purchase additional shares.

This table should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements and the accompanying notes, incorporated by reference into this prospectus supplement and the accompanying prospectus and “Use of Proceeds” in this prospectus supplement.

	As of December 31, 2014
	Actual	As Adjusted
	(unaudited; in thousands)
Cash and cash equivalents:	$16,066	$136,106

Debt:
Existing indebtedness of PDC Energy
3.25% convertible senior notes due 2016, net of discount	$108,923	$108,923
7.75% senior notes due 2022	500,000	500,000
Revolving credit facility (1)	56,000	—

Total debt	$664,923	$608,923

Stockholders’ equity:
Total PDC Energy stockholders’ equity	$1,137,359	$1,313,399

Total capitalization	$1,802,282	$1,922,322

(1)	Outstanding balance as of March 16, 2015 under our revolving credit facility was $126 million.

As of December 31, 2014, the amount of funds available under our revolving credit facility, including a reduction for an $11.7 million letter of credit, was $382.3 million. Considering the additional $250 million borrowing base available under our revolving credit facility, subject to certain terms and conditions of the agreement, the amount of funds available under the facility was $632.3 million.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is traded on The NASDAQ Global Select Market under the symbol “PDCE.” The following table includes the high and low sales prices for our common stock as reported on The NASDAQ Global Select Market for the periods presented.

	High	Low
January 1 - March 31, 2013	$53.80	$33.39
April 1 - June 30, 2013	55.56	38.02
July 1 - September 30, 2013	66.03	51.46
October 1 - December 31, 2013	73.93	51.32
January 1 - March 31, 2014	64.27	44.72
April 1 - June 30, 2014	70.44	56.88
July 1 - September 30, 2014	63.73	49.82
October 1 - December 31, 2014	50.95	27.91

The closing price of our common stock on The NASDAQ Global Select Market on March 17, 2015 was $50.44 per share.

As of March 13, 2015, there were 684 holders of record of our issued and outstanding common stock.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain future earnings and other cash resources, if any, for the operation and development of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. In addition, our revolving credit facility and the indenture governing our outstanding senior notes limit our ability to pay cash dividends on our common stock. Any future dividends may also be restricted by any debt agreements which we may enter into from time to time.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Subject to the restrictions described below, the holders of our common stock are entitled to receive dividends from funds legally available when, as and if declared by our board of directors, and are entitled upon our liquidation, dissolution or winding up to receive pro rata our net assets after satisfaction in full of the prior rights of our creditors and holders of any preferred stock.

Except as otherwise provided by law and subject to the voting rights of our preferred stock of any series that may be outstanding from time to time, the holders of common stock are entitled to one vote for each share held on all matters as to which stockholders are entitled to vote. The holders of common stock do not have cumulative voting rights. The holders of common stock do not have any preferential, subscriptive or preemptive rights to subscribe to or purchase any new or additional issue of shares of any class of stock or of securities convertible into our stock or any conversion rights with respect to any of our securities. Our common stock is not subject to redemption. All of our issued and outstanding common stock is fully paid and non-assessable.

Preferred Stock

Our articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of the series, including the following:

•	the designation of the series;

•	the rate and time of, and conditions and preferences with respect to, dividends, and whether the dividends will be cumulative;

•	the voting rights, if any, of shares of the series;

•	the price, timing and conditions regarding the redemption of shares of the series and whether a sinking fund should be established for the series;

•	the rights and preferences of shares of the series in the event of voluntary or involuntary dissolution, liquidation or winding up of our affairs; and

•	the right, if any, to convert or exchange shares of the series into or for stock or securities of any other series or class.

Our board of directors has adopted a policy requiring that, unless approved by a vote of the stockholders, any designation of preferred stock in connection with the adoption of a stockholder rights plan include provisions effecting the termination of that plan within one year. The policy also requires that other uses of preferred stock be limited to bona fide capital raising or business acquisition transactions. We currently do not have a stockholders rights plan utilizing preferred stock and have not issued any shares of preferred stock. However, as described under “—Stockholder Rights Agreement,” we currently have a stockholder rights plan that provides for the issuance of common stock in certain circumstances.

Purposes and Effects of Certain Provisions of Our Articles of Incorporation and Bylaws

General

Our articles of incorporation and bylaws contain provisions that could make more difficult the acquisition of control of our company by means of a tender offer, open market purchases, a proxy contest or otherwise. A description of these provisions is set forth below.

Preferred Stock

We believe that the availability of the preferred stock under our articles of incorporation will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. Having these authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed. Our board of directors has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, a series of preferred stock might impede a business combination by including class voting rights which would enable the holder or holders of such series to block a proposed transaction. Our board of directors will make any determination to issue shares based on its judgment as to our and our stockholders’ best interests. In so acting, our board of directors could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then prevailing market price of the stock.

Classified Board of Directors; Removal of Directors

Our bylaws divide our board of directors into three classes of directors, with each class serving staggered, three-year terms. In addition, Nevada law provides that our directors may be removed from office by a vote of at least 66-2/3% in voting power of the then-outstanding shares of our voting stock entitled to vote in the election of directors, voting together as a single group. The classification of our board of directors means that, unless directors are removed by stockholders, it could require at least two annual meetings of stockholders for a majority of stockholders to make a change of control of the board of directors, because only a portion of the directors will be elected at each meeting. A significant effect of a classified board of directors may be to deter hostile takeover attempts, because an acquiror could experience delay in replacing a majority of the directors. A classified board of directors also makes it more difficult for stockholders to effect a change of control of the board of directors, even if such a change of control were to be sought due to dissatisfaction with the performance of our company’s directors.

Limitation of Director and Officer Liability

Our articles of incorporation limit the liability of directors and officers to our company and our stockholders to the fullest extent permitted by Nevada law. Specifically, a director or officer will not be personally liable for monetary damages for breach of his or her fiduciary duty as a director, except for liability for:

•	acts or omissions which involve intentional misconduct, fraud or a knowing violation of law;

•	violations under Section 78.300 of the Nevada Revised Statutes, which relates to unlawful distributions to stockholders or unlawful stock repurchases or redemptions; or

•	any act, omission to act or breach of duty as to which any other applicable statute, rule or regulation provides that the liability of directors or officers may not be eliminated or limited.

These provisions in our articles of incorporation may have the effect of reducing the likelihood of derivative litigation against our directors and officers and may discourage or deter stockholders or management from bringing a lawsuit against our directors or officers for breach of their duty of care, even though such an action, if successful, might otherwise have benefited our company and its stockholders. These provisions do not limit or affect a stockholder’s ability to seek and obtain relief under federal securities laws.

Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called only by our board of directors, our chairman of the board, our president or by one or more stockholders holding shares which, in the aggregate, entitle them to cast not less than 10% of the votes at the meeting.

Stockholder Rights Agreement

On September 11, 2007, our board of directors adopted a Rights Agreement, which we call the stockholder rights agreement, between us and Transfer Online, Inc., as rights agent, and declared a dividend, paid on September 14, 2007, of one right to purchase one whole share of our common stock for each outstanding share of our common stock. Each Right entitles the registered holder, after the occurrence of a “Distribution Date” as defined in the Rights Agreement and described below, to exercise the right to purchase from us one share of common stock at an exercise price of $240, subject to adjustment.

The rights are not exercisable until the earlier of:

•	the tenth day after a person or group of affiliated or associated persons (which we refer to as an acquiring person) publicly announces that it has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our outstanding common stock; or

•	10 days, or such later date as our board of directors may determine, following the commencement of, or first public announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in a person or group becoming an acquiring person.

We are entitled to redeem the rights in exchange for a payment (currently $0.01 per right, but subject to possible adjustment) at any time prior to the earlier to occur of:

•	a person becoming an acquiring person; or

•	the expiration of the rights.

If the rights become exercisable, a holder of rights (other than rights beneficially owned by an acquiring person, which rights would be void), would be entitled to buy a number of shares of our common stock or, if certain transactions involving an acquisition of our company or its assets have occurred, the common stock of the acquiring company, having a market value of twice the exercise price of each right (currently $480, but subject to possible adjustment). Holders of shares of our common stock who do not exercise their rights in such circumstances will experience dilution of their investment in the company. The rights under the stockholder rights agreement expire on September 11, 2017, unless earlier redeemed or exchanged. Until a right is exercised, the holder has no rights as a stockholder including, without limitation, the right to vote as a stockholder or to receive dividends.

We are entitled to amend the rights, without restriction and without the approval of any holders of shares of our common stock, at any time or from time to time prior to the rights becoming exercisable. After the rights become exercisable, our ability to amend the rights is subject to specified restrictions.

Nevada Anti-Takeover Laws

The Nevada Revised Statutes include “acquisition of controlling interest” provisions pursuant to which any person acquiring certain statutorily defined “control” percentages of a corporation’s outstanding shares in the secondary market are prohibited from voting those “control shares” unless a majority of the other stockholders elect to restore such voting rights in whole or in part. The Nevada Revised Statutes also include provisions limiting the ability of a Nevada corporation to engage in a merger or other combination transaction with an “interested stockholder,” a term that includes certain holders of 10% or more of the corporation’s outstanding voting stock. These provisions generally will not apply to a corporation that does not have a specified number of record stockholders or does not meet other specified criteria. Accordingly, the application of these statutes to us may vary over time. To the extent they are applicable, they may discourage persons interested in acquiring a significant interest in the Company, regardless of whether such acquisition may be in the interest of the Company or our stockholders.

Other

We are considering proposing to our stockholders at the 2015 annual stockholders’ meeting a reincorporation of our Company from Nevada to Delaware.

Transfer Agent

The transfer agent for our common stock is Computershare Limited.

MATERIAL UNITED STATES FEDERAL INCOME TAX

CONSIDERATIONS TO NON-U.S. HOLDERS

The following summary is a description of the material U.S. federal income tax consequences relating to the purchase, ownership and disposition of our common stock by non-U.S. holders. The discussion is for general information only and does not consider all aspects of federal income taxation that may be relevant to the purchase, ownership and disposition of our common stock by a non-U.S. holder in light of such holder’s personal circumstances. In particular, this discussion does not address the federal income tax consequences of ownership of our common stock by investors that do not hold the stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, or the federal income tax consequences to holders subject to special treatment under the federal income tax laws, such as:

•	dealers in securities;

•	traders in securities;

•	persons holding common stock as part of a conversion, constructive sale, wash sale or other integrated transaction or a straddle or synthetic security;

•	persons subject to the alternative minimum tax;

•	certain former citizens or long-term residents of the United States;

•	foreign governments or international organizations;

•	financial institutions;

•	controlled foreign corporations and passive foreign investment companies, and shareholders of such entities;

•	real estate investment trusts and the shareholders of such trusts;

•	insurance companies;

•	regulated investment companies and shareholders of such companies;

•	entities that are tax-exempt for U.S. federal income tax purposes and retirement plans, individual retirement accounts and tax-deferred accounts; and

•	pass-through entities, including partnerships and entities and arrangements classified as partnerships for U.S. federal tax purposes, and beneficial owners of pass-through entities.

Non-U.S. Holders subject to the special circumstances described above may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not include any non-U.S. income tax laws or state and local tax laws that may be applicable to a particular investor and does not consider any aspects of U.S. federal estate or gift tax law.

You are a “non-U.S. holder” of our common stock if you are a beneficial owner of the stock (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) and are not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized or created in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of the source of such income; or

•	a trust (i) if a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust, or (ii) that has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax consequences of such partnership and the partners in such partnership generally will depend on the status and tax situs of each of the partners and the activities of the partnership. Partners of partnerships considering the purchase of our common stock are encouraged to consult with their independent tax advisors.

As described in more detail below, the U.S. federal income tax consequences to a non-U.S. holder conducting a trade or business in the United States will depend on whether the income or gain at issue is effectively connected with the conduct of such U.S. trade or business.

This summary is based upon the Code, existing and proposed federal income tax regulations promulgated thereunder, administrative pronouncements and judicial decisions, all in effect as of the date hereof, and all of which are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion. There can be no assurance that the Internal Revenue Service, or the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of purchasing, owning and disposing of our common stock. Any such change may adversely affect a non-U.S. holder.

IF YOU ARE CONSIDERING THE PURCHASE OF OUR COMMON STOCK, YOU ARE ENCOURAGED TO CONSULT WITH AN INDEPENDENT TAX ADVISOR REGARDING THE APPLICATION OF U.S. FEDERAL INCOME AND ESTATE TAX LAWS, AS WELL AS OTHER FEDERAL TAX LAWS AND THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, TO YOUR PARTICULAR SITUATION.

Dividend Distributions

Any distributions with respect to the shares of our common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as specified by an applicable income tax treaty, provided that such dividends are not effectively connected with the non-U.S. holder’s conduct of U.S. trade or business. Distributions in excess of our current and accumulated earnings and profits (as determined under U.S. federal income tax principles) will first constitute a return of capital that is applied against and reduces the non-U.S. holder’s adjusted tax basis in our common stock (determined on a share by share basis), and, to the extent such distribution exceeds the non-U.S. holder’s adjusted tax basis, the excess will be treated as gain realized on the sale or other disposition of our common stock as described below under “Sale, Exchange or Other Disposition of Stock.”

Under the terms of an applicable U.S. income tax treaty (if any), the withholding tax might not apply, or might apply at a reduced rate. A non-U.S. holder who wishes to claim the benefit of an applicable income tax treaty is required to satisfy applicable certification and disclosure requirements (generally by providing our paying agent or a relevant withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E). If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, such non-U.S. holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Dividends that are effectively connected with the conduct of a non-U.S. holder’s trade or business within the United States are not subject to U.S. federal withholding tax if such non-U.S. holder provides our paying agent or a relevant withholding agent with an IRS Form W-8ECI, and generally will be subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates, unless an applicable income tax treaty provides otherwise. A foreign corporation may be subject to an additional branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such dividends.

Sale, Exchange or Other Taxable Disposition of Stock

Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—Foreign Accounts,” any gain realized by a non-U.S. holder upon the sale, exchange or other taxable disposition of shares of common stock generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. (and, if required by an applicable income tax treaty, is attributable to a U.S. “permanent establishment” maintained by the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a United States real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of (i) the five-year period ending on the date of disposition, and (ii) the non-U.S. holder’s holding period for its shares of our common stock and, if shares of our common stock are “regularly traded on an established securities market,” the non-U.S. holder held, directly or indirectly, at any time during such period, more than 5% of our issued and outstanding common stock.

Gain described in the first bullet point above will be subject to U.S. federal income tax in the same manner as a U.S. person, unless an applicable income tax treaty provides otherwise. If such non-U.S. holder is a foreign corporation, such gain may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such gain. A non-U.S. holder described in the second bullet point above will be subject to a 30% U.S. federal income tax on the gain derived from the sale, which may be offset by certain U.S.-source capital losses.

It is likely that we are currently a USRPHC for U.S. federal income tax purposes and it is likely that we will remain one in the future. However, so long as our common stock continues to be regularly traded on an established securities market within the meaning of the applicable Treasury regulations, only a non-U.S. holder who holds or held more than 5% of our common stock at any time during the shorter of (i) the five year period preceding the date of disposition and (ii) the holder’s holding period (a “greater-than-five percent shareholder”) will be subject to U.S. federal income tax on the disposition of our common stock. A greater-than-five percent shareholder generally will be subject to U.S. federal income tax on the net gain derived from the sale in the same manner as a U.S. person, unless an applicable income tax treaty provides otherwise. Such a non-U.S. holder generally would be required to file a U.S. federal income tax return in respect of such gain. No withholding is required upon any sale or other taxable disposition of our common stock if it is regularly traded on an established securities market. If our common stock ceases to be regularly traded on an established securities market, a non-U.S. holder will be subject to tax on any gain recognized on the sale or other taxable disposition of our common stock, and withholding, generally at a rate of 10%, on the gross proceeds thereof, regardless of such non-U.S. holder’s percentage ownership of our common stock.

Information Reporting and Backup Withholding

We must report annually to the IRS the amount of dividends or other distributions paid to non-U.S. holders on shares of our common stock and the amount of tax we withhold on these distributions. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding tax (currently at a rate of 28%) on reportable payments the non-U.S. holder receives on shares of our common stock if the non-U.S. holder provides proper certification (usually on an IRS Form W-8BEN or IRS Form W-8BEN-E) of the holder’s status as a non-U.S. person.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the U.S. However, information reporting will apply if a non-U.S. holder sells shares of our common stock outside the United States through a U.S. broker or a broker which is a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or a foreign partnership that, at any time during its tax year, either is engaged in the conduct of a trade or business in the United States or has as partners one or more U.S. persons that, in the aggregate, hold more than 50% of the income or capital interests in the partnership. If a sale or other disposition is made through a U.S. office of any broker, the broker will be required to report the amount of proceeds paid to the non-U.S. holder to the IRS and also to backup withhold on that amount unless the non-U.S. holder provides appropriate certification (usually on an IRS Form W-8BEN or IRS Form W-8BEN-E) to the broker certifying the holder’s status as a non-U.S. person or other exempt status.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is properly furnished to the IRS on a timely basis.

Foreign Accounts

Sections 1471 through 1474 of the Code (commonly referred to as “FATCA”) generally impose a 30% withholding tax on “withholdable payments,” which include dividends on our common stock and gross proceeds from the disposition of our common stock paid to (i) a foreign financial institution (as defined in Section 1471 of the Code) unless it agrees to collect and disclose to the IRS information regarding direct and indirect U.S. account holders and (ii) a non-financial foreign entity unless it certifies certain information regarding substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain account holders whose actions prevent it from complying with these reporting and other requirements. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under U.S. Treasury regulations and IRS guidance, the withholding obligations described above apply to payments of dividends on our common stock, and will apply to payments of gross proceeds from a sale or other disposition of our common stock on or after January 1, 2017. Prospective non-U.S. holders should consult their own tax advisors with respect to the potential tax consequences of FATCA.

UNDERWRITING (CONFLICTS OF INTEREST)

The company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and J.P. Morgan Securities LLC are acting as representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	1,740,000
J.P. Morgan Securities LLC	1,740,000

Total	3,480,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to purchase up to an additional 522,000 shares from the company to cover overallotments. They may exercise that option for 30 days after the date of this prospectus supplement. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The underwriters are purchasing the shares of common stock from us at $50.73 per share (representing $176,540,400 aggregate proceeds to us, before we deduct our out-of-pocket expenses of approximately $500,000, or $202,521,460 if the underwriters’ overallotment option to purchase additional shares described below is exercised in full). The underwriters may offer the shares of common stock from time to time for sale in one or more transactions on the Nasdaq Global Select Market, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. In connection with the sale of the shares of common stock offered hereby, the underwriters may be deemed to have received compensation in the form of underwriting discounts. The underwriters may effect such transactions by selling shares of common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and / or purchasers of shares of common stock for whom they may act as agents or to whom they may sell as principal.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

No Sales of Similar Securities

Subject to certain exceptions, we, our executive officers and directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 45 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. Subject to certain exceptions, in the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to the Company occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Nasdaq Global Select Market Listing

The shares are listed on the Nasdaq Global Select Market under the symbol “PDCE.”

Short Positions

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above.

“Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in the common stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters are not required to engage in passive market making and may end passive market making activities at any time.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments. In addition, an affiliate of J.P. Morgan Securities LLC is a lender and the administrative agent under our revolving credit facility. Accordingly, an affiliate of J.P. Morgan Securities LLC will receive a portion of the net proceeds of this offering and a “conflict of interest” is deemed to exist under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Please read “Use of Proceeds.”

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus supplement will be passed upon for us by Davis Graham & Stubbs LLP. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INDEPENDENT PETROLEUM CONSULTANTS

Certain information contained in the documents we include herein and incorporate by reference into this prospectus supplement and the accompanying prospectus with respect to the natural gas and oil reserves associated with our natural gas and oil prospects is derived from the reports of Ryder Scott, an independent petroleum and natural gas consulting firm, and has been included and incorporated by reference into this prospectus supplement and the accompanying prospectus upon the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports. With respect to our Annual Report on Form 10-K for the year ended December 31, 2014, incorporated by reference in this prospectus supplement and the accompanying prospectus, the information derived from the reports of Ryder Scott is included under “Items 1 and 2. Business and Properties” and “Supplemental Information—Unaudited—Crude Oil and Natural Gas Information” of the Notes to Consolidated Financial Statements. With respect to this prospectus supplement, the information derived from the reports of Ryder Scott is included under “Prospectus Supplement Summary” of this prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, which means that we are required to file reports, proxy statements, and other information, all of which are available for review and copying at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website at http://www.sec.gov where you can access reports, proxy information and registration statements, and other information regarding registrants that file electronically with the SEC through the EDGAR system.

We have filed a registration statement on Form S-3 to register the securities to be issued pursuant to this prospectus supplement. As allowed by SEC rules, this prospectus supplement does not contain all of the information you can find in the registration statement or the exhibits to the registration statement because some parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. You may obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s website.

We also maintain an Internet website at www.pdce.com, which provides additional information about our company and through which you can also access our SEC filings. Our website and the information contained in and connected to it are not a part of or incorporated by reference into this prospectus supplement or the accompanying prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents filed with the SEC are incorporated by reference herein:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2014;

•	The information in our Definitive Proxy Statement on Schedule 14A filed on April 22, 2014 that is incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2013; and

•	All documents, or portions thereof, filed by us subsequent to the date of this prospectus supplement, under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934, prior to the termination of the offering made hereby.

Documents, or portions thereof, furnished or deemed furnished by us are not incorporated by reference into this prospectus supplement or the accompanying prospectus. Information that we file later with the SEC will automatically update and supersede the previously filed information. For information with regard to other documents incorporated by reference in the accompanying prospectus, see “Incorporation by Reference” in the accompanying prospectus.

You may obtain, free of charge, a copy of any of these documents (other than exhibits to these documents unless the exhibits specifically are incorporated by reference into these documents or referred to in this prospectus supplement) by writing or calling us at the following address and telephone number:

Investor Relations Department

Manager Investor Relations

PDC Energy, Inc.

1775 Sherman Street, Suite 3000

Denver, Colorado 80203

(303) 860-5800

IR@pdce.com

CERTAIN DEFINITIONS

Bbl—One barrel of crude oil or NGL or 42 gallons of liquid volume.

Bcf—One billion cubic feet of natural gas volume.

Bcfe—One billion cubic feet of natural gas equivalent.

Boe—Barrel of oil equivalent.

Btu—British thermal unit. One British thermal unit is the amount of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

Completion—Refers to the work performed and the installation of permanent equipment for the production of natural gas and crude oil from a recently drilled well.

Exploratory well—A well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir.

Fracture or Fracturing—Procedure to stimulate production by forcing a mixture of fluid and proppant into the formation under high pressure. Fracturing creates artificial fractures in the reservoir rock to increase permeability and porosity, thereby allowing the release of trapped hydrocarbons.

Horizontal drilling—A drilling technique that permits the operator to drill a horizontal well shaft from the bottom of a vertical well and thereby to contact and intersect a larger portion of the producing horizon than conventional vertical drilling techniques and may, depending on the horizon, result in increased production rates and greater ultimate recoveries of hydrocarbons.

MBbls—One thousand barrels of crude oil.

Mboe—One thousand barrels of oil equivalent.

Mcf—One thousand cubic feet of natural gas volume.

MMBoe—One million barrels of oil equivalent.

MMBtu—One million British thermal units.

MMcf—One million cubic feet of natural gas volume.

Natural gas liquid(s) or NGL(s)—Hydrocarbons which can be extracted from wet natural gas and become liquid under various combinations of increasing pressure and lower temperature. NGLs include ethane, propane, butane, and other natural gasolines.

Net production—Natural gas and crude oil production that we own, less royalties and production due to others. References to net production include our proportionate share of PDCM’s and our affiliated partnerships’ net production.

Oil—Crude oil or condensate.

Operator—The individual or company responsible for the exploration, development and/or production of an oil or gas well or lease.

Proved developed reserves—The combination of proved developed producing and proved developed non-producing reserves.

Proved reserves—Those quantities of crude oil, natural gas, NGLs and condensate, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation.

Proved undeveloped reserves or PUDs—Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Proved reserves to production ratio—The ratio of proved developed reserves to total net production for the year ended December 31, 2012 or other specified period.

Recomplete or Recompletion—The modification of an existing well for the purpose of producing natural gas and crude oil from a different producing formation.

Refrac or Refracture—A refrac is when we stimulate the present producing zone of a well to increase production, using hydraulic, acid, gravel, etc. fracture techniques.

Reserves—Estimated remaining quantities of crude oil, natural gas, NGLs and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering crude oil, natural gas, NGLs or related substances to market, and all permits and financing required to implement the project.

Royalty—An interest in a natural gas and crude oil lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner’s royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

SEC—The United States Securities and Exchange Commission.

Undeveloped acreage/properties—Leased acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and crude oil, regardless of whether such acreage contains proved reserves.

Working interest—An interest in a natural gas and crude oil lease that gives the owner of the interest the right to drill and produce natural gas and crude oil on the leased acreage. It requires the owner to pay all of their share of the costs of drilling and production operations.

PROSPECTUS

PDC Energy, Inc.

Common Stock

Preferred Stock

Depositary Shares

Warrants

Debt Securities

Purchase Contracts

Units

We may offer from time to time to sell common stock, preferred stock, either separately or represented by depositary shares, warrants, debt securities, and purchase contracts, as well as units that include any of these securities or securities of other entities. The debt securities may be senior, senior subordinated or subordinated and may be secured or unsecured. The debt securities, preferred stock, warrants and purchase contracts may be convertible into or exercisable or exchangeable for common stock or preferred stock or other of our securities or securities of one or more other entities. The securities covered by this prospectus may be offered and sold by us in one or more offerings.

We may offer these securities from time to time, in amounts, on terms and at prices that will be determined at the time of offering. We will provide specific terms of these securities, including their offering prices, in prospectus supplements to this prospectus. The prospectus supplements may also add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, or through a combination of these methods, on a continuous or delayed basis. The applicable prospectus supplement will provide the names of any underwriters, dealers or agents, the specific terms of the plan of distribution, any over-allotment option and any applicable underwriting discounts and commissions.

Our common stock is listed for trading on The NASDAQ Global Select Market® under the symbol “PDCE.” We have not yet determined whether any of the other securities that may be offered by this prospectus will be listed on any exchange, inter-dealer quotation system or over-the-counter market. If we decide to seek the listing of any such securities upon issuance, the prospectus supplement relating to those securities will disclose the exchange, quotation system or market on which the securities will be listed.

Investing in these securities involves risks. See “Special Note on Forward-Looking Statements” beginning on page 2 of this prospectus and “Risk Factors” beginning on page 18 of our Annual Report on Form 10-K for the year ended December 31, 2014 and “Risk Factors” in any prospectus supplement.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any prospectus supplement or free writing prospectus prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus. The terms “PDC,” the “Company,” “we,” “us,” and “our” refer to PDC Energy, Inc. and its consolidated subsidiaries. Unless the context otherwise requires, “including” means including without limitation.

The date of this prospectus is March 18, 2015.

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits and the documents incorporated herein by reference, can be read on the website or at the offices of the United States Securities and Exchange Commission (“SEC”) mentioned under the heading “Where You Can Find More Information.”

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update, or change information contained in this prospectus. To the extent that information in any prospectus supplement or the information incorporated by reference in any prospectus supplement is inconsistent with information contained in this prospectus, the information in such prospectus supplement or the information incorporated by reference into such prospectus supplement shall govern. We urge you to read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” on page 1.

We are responsible only for the information incorporated by reference or provided in this prospectus and the accompanying prospectus supplement or included elsewhere in the registration statement of which this prospectus is a part. We have not authorized anyone to provide you with different information. We are not making an offer to sell or soliciting an offer to buy these securities in any jurisdiction in which the offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make the offer or solicitation. You should not assume that the information in this prospectus or the accompanying prospectus supplement is accurate as of any date other than the date on the front page of the document.

OUR COMPANY

PDC Energy, Inc. is a domestic independent exploration and production company that produces, develops, acquires and explores for crude oil, natural gas and natural gas liquids with primary operations in the Wattenberg Field in Colorado and the Utica Shale in southeastern Ohio. As of December 31, 2014, we owned an interest in approximately 2,900 gross producing wells, of which approximately 350 are horizontal.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from the SEC’s website at www.sec.gov or from our website at www.pdce.com. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C., located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information about us is also available at our website at www.pdce.com. However, the information on our website is not part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information in the documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. We expect to file additional documents with the SEC in the future that will, when filed, update the current information included in or incorporated by reference into this prospectus. Any information that is part of this prospectus or any prospectus supplement that speaks as of a later date than any other information that is part of this prospectus or any prospectus supplement updates or supersedes such other information. You should consider any statement which is so modified or superseded to be a part of this prospectus only as so modified or superseded.

We incorporate by reference in this prospectus the documents listed below and any documents or portions thereof that we file with the SEC after the date of this prospectus under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (“Exchange Act”) (excluding, in each case, any portion of such document that may have been “furnished” but not “filed” for purposes of the Exchange Act) until we sell, or otherwise terminate the offering of, all of the securities that may be offered by this prospectus. We do not, however, incorporate by reference in this prospectus any documents or portions thereof, or any other information, that we furnish or are deemed to furnish, and not file, with the SEC in accordance with the SEC rules. The following documents have been filed by us with the SEC (File No. 000-07246) and are incorporated by reference into this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2014;

•	The description of our common stock, par value $0.01 per share, as set forth under the caption “Description of Capital Stock” presented on pages 43-44 in the prospectus portion of our Registration Statement on Form S-2 (SEC File No. 333-36369), filed with the SEC on October 31, 1997 as amended and superseded by the disclosure set forth in “Description of Capital Stock” in our Prospectus filed under Rule 424(b) on August 5, 2013; and

•	The description of our rights to purchase shares of our common stock, par value $0.01 per share, contained in our Registration Statement on Form 8-A filed on September 14, 2007, including any amendments thereto.

You may obtain, free of charge, a copy of any of these documents (other than exhibits to these documents unless the exhibits specifically are incorporated by reference into these documents or referred to in this prospectus) by writing or calling us at the following address and telephone number:

Investor Relations Department

PDC Energy, Inc.

1775 Sherman Street, Suite 3000

Denver, Colorado 80203

(303) 860-5800

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (“Securities Act”) and Section 21E of the Exchange Act regarding our business, financial condition, results of operations and prospects. All statements other than statements of historical facts included in and incorporated by reference into this report are “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as expects, anticipates, intends, plans, believes, seeks, estimates and similar expressions or variations of such words are intended to identify forward-looking statements herein. These statements relate to, among other things: estimated future production (including the components of such production), sales, expenses, cash flows and liquidity; estimated crude oil, natural gas and natural gas liquids (“NGLs”) reserves; the impact of prolonged depressed commodity prices; anticipated 2015 capital projects, expenditures and opportunities; expected timing of additional drilling rigs; availability of sufficient funding for our 2015 capital program and sources of that funding; expected 2015 capital budget allocations; future exploration, drilling and development activities, including the number of drilling rigs we expect to run during 2015 and number of locations; capital efficiencies and per well reserves expected to be realized through drilling of extended length laterals, tighter frac spacing and cost reductions; our evaluation method of our customers’ and derivative counterparties’ credit risk; effectiveness of our derivative program in providing a degree of price stability; future horizontal drilling projects that are economically producible at certain commodity prices and costs; anticipated reductions in our 2015 cost structure; potential for future impairments; potential acquisitions of additional acreage and other future transactions; electronic, cyber or physical security breaches; the impact of high line pressures and the timing, availability, cost and effect of additional midstream facilities and services going forward; the expected NYMEX differential at our two primary sales hubs; compliance with debt covenants; expected funding sources for conversion of our 3.25% convertible senior notes due 2016; compliance with government regulations; impact of the Colorado task force on oil and gas regulation and potential future ballot initiatives and legislation; the borrowing base under our credit facility; impact of litigation on our results of operations and financial position; the adequacy of existing insurance to cover operating hazards and the availability of such insurance on a cost effective basis in the future; that we hold good and defensible title to our leasehold; that we do not expect to pay dividends in the foreseeable future; and our future strategies, plans and objectives.

The above statements are not the exclusive means of identifying forward-looking statements herein. Although forward-looking statements contained in this prospectus reflect our good faith judgment, such statements can only be based on facts and factors currently known to us. Consequently, forward-looking statements are inherently subject to risks and uncertainties, including known and unknown risks and uncertainties incidental to the exploration for, and the acquisition, development, production and marketing of, crude oil, natural gas and NGLs, and actual outcomes may differ materially from the results and outcomes discussed in the forward-looking statements.

Important factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to:

•	changes in worldwide production volumes and demand, including economic conditions that might impact demand;

•	volatility of commodity prices for crude oil, natural gas and NGLs and the risk of an extended period of depressed prices;

•	impact of governmental policies and/or regulations, including changes in environmental and other laws, the interpretation and enforcement related to those laws and regulations, liabilities arising thereunder and the costs to comply with those laws and regulations;

•	potential declines in the value of our crude oil, natural gas and NGLs properties resulting in impairments;

•	changes in estimates of proved reserves;

•	inaccuracy of reserve estimates and expected production rates;

•	potential for production decline rates from our wells being greater than expected;

•	timing and extent of our success in discovering, acquiring, developing and producing reserves;

•	our ability to secure leases, drilling rigs, supplies and services at reasonable prices;

•	availability of sufficient pipeline, gathering and other transportation facilities and related infrastructure to process and transport our production and the impact of these facilities and regional capacity on the prices we receive for our production;

•	timing and receipt of necessary regulatory permits;

•	risks incidental to the drilling and operation of crude oil and natural gas wells;

•	our future cash flows, liquidity and financial condition;

•	competition within the oil and gas industry;

•	availability and cost of capital;

•	reductions in the borrowing base under our revolving credit facility;

•	our success in marketing crude oil, natural gas and NGLs;

•	effect of crude oil and natural gas derivatives activities;

•	impact of environmental events, governmental and other third-party responses to such events, and our ability to insure adequately against such events;

•	cost of pending or future litigation;

•	effect that acquisitions we may pursue have on our capital expenditures;

•	our ability to retain or attract senior management and key technical employees; and

•	success of strategic plans, expectations and objectives for our future operations.

Further, we urge you to carefully review and consider the cautionary statements and disclosures, specifically those under the heading “Risk Factors,” made in our annual report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 19, 2015, and our other filings with the SEC for further information on risks and uncertainties that could affect the Company’s business, financial condition and results of operations, which are incorporated by this reference as though fully set forth herein. We caution you not to place undue reliance on forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to update any forward-looking statements in order to reflect any event or circumstance occurring after the date hereof or currently unknown facts or conditions or the occurrence of unanticipated events. All forward-looking statements are qualified in their entirety by this cautionary statement.

This list of factors is not exhaustive, and new factors may emerge or changes to these factors, which would have an impact on our business, may occur. Additional information regarding these and other factors may be contained in our filings with the SEC, especially on Forms 10-K, 10-Q and 8-K. All such factors are difficult to predict and may be beyond our control.

DESCRIPTION OF DEBT SECURITIES

General

The debt securities that we may offer by this prospectus consist of notes, debentures, or other evidences of our indebtedness, which we refer to collectively as “debt securities.” This prospectus describes certain general terms and provisions of the debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms for the debt securities in a supplement to this prospectus. The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to a particular series of debt securities. The debt securities will be issued under an indenture between us and a trustee named in the prospectus supplement. We have summarized select portions of the form of the indenture below. The summary is not complete. The form of the indenture has been filed as an exhibit to the registration statement, and you should read the indenture for provisions that may be important to you.

In this description, the words “PDC,” “we,” “us,” and “our” refer only to PDC Energy, Inc., and not to any of our subsidiaries or affiliates. Additional or different provisions that are applicable to a particular series of debt securities will, if material, be described in a prospectus supplement relating to the offering of debt securities of that series. These provisions may include, among other things and to the extent applicable, the following:

•	the title of the debt securities;

•	the extent, if any, to which the debt securities are subordinated in right of payment to our other indebtedness;

•	any provisions relating to any security provided for the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	any guarantees applicable to the debt securities, and any subordination provisions or other limitations applicable to any such guarantees;

•	the persons to whom any interest on the debt securities will be payable, if other than the registered holders thereof on the regular record date therefor;

•	the date or dates on which the principal of the debt securities will be payable;

•	the rate or rates at which the debt securities will bear interest, if any, and the date or dates from which interest will accrue;

•	the dates on which interest will be payable and the regular record dates for interest payment dates;

•	the place or places where the principal of and any premium and interest on the debt securities will be payable;

•	the period or periods, if any, within which, and the price or prices at which, the debt securities may be redeemed, in whole or in part, at our option;

•	our obligation, if any, to redeem or purchase the debt securities pursuant to sinking fund or similar provisions and the terms and conditions of any such redemption or purchase;

•	the denominations in which the debt securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof;

•	the currency, currencies or currency units, if other than currency of the United States of America, in which payment of the principal of and any premium or interest on the debt securities will be payable, and the terms and conditions of any elections that may be made available with respect thereto;

•	any index or formula used to determine the amount of payments of principal of and any premium or interest on the debt securities;

•	whether the debt securities are to be issued in whole or in part in the form of one or more global securities and, if so, the identity of the depositary, if any, for the global securities;

•	the terms and conditions, if any, pursuant to which the debt securities are convertible into or exchangeable for our common stock or other securities of us or any other person;

•	the principal amount (or any portion of the principal amount) of the debt securities which will be payable upon any declaration of acceleration of the maturity of the debt securities pursuant to an event of default; and

•	the applicability to the debt securities of the provisions described in “-Defeasance” below.

We may issue debt securities at a discount from their stated principal amount. Federal income tax considerations and other special considerations applicable to any debt security issued with original issue discount (an “original issue discount security”) may be described in an applicable prospectus supplement.

If the purchase price of any series of the debt securities is payable in a foreign currency or currency unit or if the principal of or any premium or interest on any series of the debt securities is payable in a foreign currency or currency unit, the restrictions, elections, general tax considerations, specific terms, and other information with respect to the debt securities and the applicable foreign currency or currency unit will be set forth in an applicable prospectus supplement.

Unless otherwise indicated in an applicable prospectus supplement:

•	the debt securities will be issued only in fully registered form (without coupons) in denominations of $1,000 or integral multiples thereof; and

•	payment of principal, premium, if any, and interest on the debt securities will be payable, and the exchange, conversion, and transfer of debt securities will be registrable, at our office or agency maintained for those purposes and at any other office or agency maintained for those purposes. No service charge will be made for any registration of transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary or its nominee identified in an applicable prospectus supplement. Unless and until it is exchanged in whole or in part for debt securities in registered form, a global security may not be registered for transfer or exchange except:

•	by the depositary to a nominee of the depositary;

•	by a nominee of the depositary to the depositary or another nominee of the depositary;

•	by the depositary or any nominee of the depositary to a successor depositary or a nominee of the successor depositary; or

•	in any other circumstances described in an applicable prospectus supplement.

The specific terms of the depositary arrangement with respect to any debt securities to be represented by a global security will be described in an applicable prospectus supplement. We expect that the following provisions will apply to depositary arrangements.

Unless otherwise specified in an applicable prospectus supplement, any global security that represents debt securities will be registered in the name of the depositary or its nominee. Upon the deposit of a global security with or on behalf of the depositary for the global security, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by the global security to the accounts of institutions that are participants in such system. The accounts to be credited will be designated by the underwriters or agents of the debt securities or by us, if the debt securities are offered and sold directly by us.

Ownership of beneficial interests in debt securities represented by a global security will be limited to participants in the book-entry registration and transfer system of the applicable depositary or persons that may hold interests through those participants. Ownership of those beneficial interests by participants will be shown on, and the transfer of ownership will be effected only through, records maintained by the depositary or its nominee for such global security. Ownership of such beneficial interests by persons that hold through such participants will be shown on, and the transfer of such ownership will be effected only through, records maintained by the participants. The laws of some jurisdictions require that specified purchasers of securities take physical delivery of their securities in definitive form. These laws may impair your ability to transfer beneficial interests in a global security.

So long as the depositary for a global security, or its nominee, is the registered owner of the global security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture. Unless otherwise specified in an applicable prospectus supplement, owners of beneficial interests in the global security will not be entitled to have any of the debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of any such debt securities in certificated form, and will not be considered the owners or holders of the debt securities for any purpose under the applicable indenture. Accordingly, each person owning a beneficial interest in debt securities represented by a global security must rely on the procedures of the applicable depositary and, if the person is not a participant in the book-entry registration and transfer system of the applicable depositary, on the procedures of the participant through which the person owns its interest, to exercise any rights of an owner or holder of debt securities under the applicable indenture.

We understand that, under existing industry practices, if an owner of a beneficial interest in debt securities represented by a global security desires to give any notice or take any action that an owner or holder of debt securities is entitled to give or take under the applicable indenture:

•	the applicable depositary would authorize its participants to give the notice or take the action; and

•	the participants would authorize persons owning the beneficial interests through the participants to give the notice or take the action or would otherwise act upon the instructions of the persons owning the beneficial interests.

Principal of and any premium and interest on debt securities represented by a global security will be payable in the manner described in an applicable prospectus supplement. Payment of principal of, and any premium or interest on, debt securities represented by a global security will be made to the applicable depositary or its nominee, as the case may be, as the registered owner or the holder of the global security. None of us, the trustee, any paying agent, or the registrar for debt securities represented by a global security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in those debt securities or for maintaining, supervising, or reviewing any records relating to those beneficial ownership interests.

Certain Covenants

Maintenance of Office or Agency. We will be required to maintain an office or agency in each place of payment for each series of debt securities for notice and demand purposes and for the purposes of presenting or surrendering debt securities for payment, registration of transfer, or exchange.

Paying Agents, Etc. If we act as our own paying agent with respect to any series of debt securities, on or before each due date of the principal of or interest on any of the debt securities of that series, we will be required to segregate and hold in trust for the benefit of the persons entitled to payment a sum sufficient to pay the amount due and to notify the trustee promptly of our action or failure to act. If we have one or more paying agents for any series of debt securities, prior to each due date of the principal of or interest on any debt securities of that series, we will be required to deposit with a paying agent a sum sufficient to pay the amount due and, unless the paying agent is the trustee, to promptly notify the trustee of our action or failure to act. All moneys paid by us to a paying agent for the payment of principal of or interest on any debt securities that remain unclaimed for two years after the principal or interest has become due and payable may be repaid to us, and thereafter the holder of those debt securities may look only to us for payment thereof.

Existence. We will be required to, and will be required to cause our subsidiaries to, preserve and keep in full force and effect our and their existence, charter rights, statutory rights, and franchises, except to the extent that our board of directors determines that the preservation thereof no longer is desirable in the conduct of our business.

Restrictive Covenants. Any restrictive covenants applicable to any series of debt securities will be described in an applicable prospectus supplement.

Events of Default

When we use the term “Event of Default” with respect to debt securities of any series, we generally mean:

1.	We default in the payment of any interest on any debt security of that series when due, which default continues for 30 days;

2.	We default in the payment when due of the principal of or premium, if any, on any debt security of that series when due;

3.	We default in the deposit of any sinking fund payment when due, if applicable;

4.	We default in the performance, or breach, of certain of our covenants set forth in the applicable indenture, such as covenants relating to:

•	the requirement that we maintain an office in the United States where debt securities of that series may be presented or surrendered for payment and registration of transfer or exchange and where notices and demands may be served upon us in respect of debt securities of that series and the applicable indenture,

•	the requirement to hold in trust funds for payments with respect to debt securities of that series if we act as paying agent with respect to debt securities of that series, and

•	the requirement that PDC and any guarantor deliver to the trustee an officer’s certificate relating to compliance with conditions and covenants of the indenture (other than a covenant included in the indenture solely for the benefit of a series of debt securities other than that series), which default or breach continues for 90 days after written notice thereof has been given to us as provided in the indenture;

5.	We default in the performance, or breach, of any other of our covenants in the applicable indenture (other than a covenant included in such indenture solely for the benefit of a series of debt securities other than that series), which default or breach continues for 180 days after written notice thereof has been given to us as provided in the applicable indenture;

6.	Specified events of bankruptcy, insolvency, or reorganization involving us or certain of our subsidiaries; and

7.	Any other Event of Default provided with respect to debt securities of that series issued under the applicable indenture.

Pursuant to the Trust Indenture Act, the trustee is required, within 90 calendar days after the occurrence of a default in respect of any series of debt securities, to give to the holders of the debt securities of that series notice of all uncured defaults known to it, except that other than in the case of a default of the character contemplated in clause (1) or (2) above, the trustee may withhold notice if and so long as it in good faith determines that the withholding of notice is in the interests of the holders of the debt securities of that series.

If an Event of Default described in clause (6) above occurs, the principal of, premium, if any, and accrued interest on the debt securities of that series will become immediately due and payable without any declaration or other act on the part of the trustee or any holder of the debt securities of that series. If any other Event of Default with respect to debt securities of any series occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the debt securities of that series may declare the principal amount of all debt securities of that series to be due and payable immediately. However, at any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the holders of a majority in principal amount of the debt securities of that series may, under specified circumstances, rescind and annul such acceleration. See “-Modification and Waiver” below.

Subject to the duty of the trustee to act with the required standard of care during an Event of Default, the trustee will have no obligation to exercise any of its rights or powers under the applicable indenture at the request or direction of the holders of debt securities, unless holders of debt securities shall have furnished to the trustee reasonable security or indemnity. Subject to the provisions of the applicable indenture, including those requiring security or indemnification of the trustee, the holders of a majority in principal amount of the debt securities of any series will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series.

No holder of a debt security of any series will have any right to institute any proceeding with respect to the applicable indenture or for any remedy thereunder unless:

•	the holder has previously given to the trustee written notice of a continuing Event of Default;

•	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the same series have requested the trustee to institute a proceeding in respect of the Event of Default;

•	the holder or holders have furnished reasonable indemnity to the trustee to institute the proceeding as trustee;

•	the trustee has not received from the holders of a majority in principal amount of the outstanding debt securities of the same series a direction inconsistent with the request; and

•	the trustee has failed to institute the proceeding within 60 calendar days.

However, the limitations described above do not apply to a suit instituted by a holder of a debt security for enforcement of payment of the principal of and interest on such debt security on or after the applicable due dates for the payment of such principal and interest.

We may be required to furnish to the trustee annually a statement as to our performance of our obligations under the applicable indenture and as to any default in our performance.

Any additional Events of Default with respect to any series of debt securities, and any variations from the foregoing Events of Default applicable to any series of debt securities, will be described in an applicable prospectus supplement.

Modification and Waiver

In general, modifications and amendments of an indenture may be made by us and the trustee with the consent of the holders of not less than a majority in principal amount of the debt securities of each series affected thereby. However, no modification or amendment of an indenture may, without the consent of the holder of each debt security affected thereby:

•	change the stated maturity of, or any installment of principal of, or interest on, any debt security;

•	reduce the principal amount of, the rate of interest on, or the premium, if any, payable upon the redemption of, any debt security;

•	reduce the amount of principal of an original issue discount security payable upon acceleration of the maturity thereof;

•	change the place or currency of payment of principal of, or premium, if any, or interest on any debt security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security on or after the stated maturity or prepayment date thereof; or

•	reduce the percentage in principal amount of debt securities of any series required for modification or amendment of applicable indenture or for waiver of compliance with certain provisions of the applicable indenture or for waiver of certain defaults.

The holders of at least a majority in principal amount of the debt securities of any series may, on behalf of the holders of all debt securities of that series, waive our compliance with specified covenants of the indenture. The holders of at least a majority in principal amount of the debt securities of any series may, on behalf of the holders of all debt securities of that series, waive any past default under the indenture with respect to that series, except:

•	a default in the payment of the principal of, or premium, if any, or interest on, any debt security of that series; or

•	a default of a provision of the indenture that cannot be modified or amended without the consent of the holder of each debt security of that series.

Defeasance

Unless otherwise specified in a prospectus supplement applicable to a particular series of debt securities and except as described below, upon compliance with the applicable requirements described below, we:

1.	will be deemed to have been discharged from our obligations with respect to the debt securities of that series; or

2.	will be released from our obligations to comply with certain covenants described under “-Certain Covenants” above with respect to the debt securities of that series, and the occurrence of an event described in any of clauses (3), (4), (5), (6), and (7) under “-Events of Default” above will no longer be an Event of Default with respect to the debt securities of that series except to the limited extent described below.

Following any defeasance described in clause (1) or (2) above, we will continue to have specified obligations under the indentures, including obligations to register the transfer or exchange of debt securities of the applicable series; replace destroyed, stolen, lost, or mutilated debt securities of the applicable series; maintain an office or agency in respect of the debt securities of the applicable series; and hold funds for payment to holders of debt securities of the applicable series in trust. In the case of any defeasance described in clause (2) above, any failure by us to comply with our continuing obligations may constitute an Event of Default with respect to the debt securities of the applicable series as described in clause (5) under “-Events of Defaults” above.

In order to effect any defeasance described in clause (1) or (2) above, we must irrevocably deposit with the trustee, in trust, money or specified government obligations (or depositary receipts therefor) that through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay all of the principal of, premium, if any, and interest on the debt securities of such series on the dates such payments are due in accordance with the terms of such debt securities. In addition:

•	no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default under an indenture shall have occurred and be continuing on the date of such deposit;

•	no Event of Default described in clause (7) under “-Events of Default” above or event that with the giving of notice or lapse of time, or both, would become an Event of Default described in such clause (7) shall have occurred and be continuing at any time on or prior to the 90th calendar day following the date of deposit;

•	in the event of any defeasance described in clause (1) above, we shall have delivered an opinion of counsel, stating that (a) we have received from, or there has been published by, the IRS a ruling or (b) there has been a change in applicable federal law, in either case to the effect that, among other things, the holders of the debt securities of such series will not recognize gain or loss for United States federal income tax purposes as a result of such deposit or defeasance and will be subject to United States federal income tax in the same manner as if such defeasance had not occurred; and

•	in the event of any defeasance described in clause (2) above, we shall have delivered an opinion of counsel to the effect that, among other things, the holders of the debt securities of such series will not recognize gain or loss for United States federal income tax purposes as a result of such deposit or defeasance and will be subject to United States federal income tax in the same manner as if such defeasance had not occurred.

If we fail to comply with our remaining obligations under an indenture with respect to the debt securities of the applicable series following a defeasance described in clause (2) above and the debt securities of that series are declared due and payable because of the occurrence of any undefeased Event of Default, the amount of money and government obligations on deposit with the trustee may be insufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from such Event of Default. However, we will remain liable in respect of such payments.

Satisfaction and Discharge

We, at our option, may satisfy and discharge an indenture (except for specified obligations of us and the trustee, including, among others, the obligations to apply money held in trust) when:

•	either:

1.	all of our debt securities previously authenticated and delivered under the applicable indenture (subject to specified exceptions relating to debt securities that have otherwise been satisfied or provided for) have been delivered to the trustee for cancellation; or

2.	all of our debt securities not previously delivered to the trustee for cancellation have become due and payable, will become due and payable at their stated maturity within one year, or are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee, and we have deposited or caused to be deposited with the trustee as trust funds for such purpose an amount sufficient to pay and discharge the entire indebtedness on such debt securities, for principal and any premium and interest to the date of such deposit (in the case of debt securities which have become due and payable) or to the stated maturity or redemption date, as the case may be;

•	we have paid or caused to be paid all other sums payable by us under the applicable indenture; and

•	we have delivered to the trustee an officer’s certificate and an opinion of counsel, each to the effect that all conditions precedent relating to the satisfaction and discharge of the applicable indenture have been satisfied.

Limitations on Merger and Other Transactions

Prior to the satisfaction and discharge of an indenture, we may not consolidate with or merge with or into any other person, or transfer all or substantially all of our properties and assets to another person unless:

•	either:

1.	we are the continuing or surviving person in the consolidation or merger; or

2.	the person (if other than us) formed by the consolidation or into which we are merged or to which all or substantially all of our properties and assets are transferred is a corporation, partnership, limited liability company, business trust, trust or other legal entity organized and validly existing under the laws of the United States, any State thereof, or the District of Columbia, and expressly assumes, by a supplemental indenture, all of our obligations under the debt securities and the applicable indenture;

•	immediately after the transaction and the incurrence or anticipated incurrence of any indebtedness to be incurred in connection therewith, no Event of Default exists; and

•	an officer’s certificate is delivered to the trustee to the effect that both of the conditions set forth above have been satisfied and an opinion of outside counsel has been delivered to the trustee to the effect that the first condition set forth above has been satisfied.

The continuing, surviving, or successor person will succeed to and be substituted for us with the same effect as if it had been named in the indenture as a party thereto, and thereafter the predecessor person will be relieved of all obligations and covenants under the indenture and the debt securities.

Governing Law

The indenture, and the debt securities issued thereunder will be, governed by, and construed in accordance with, the laws of the State of New York.

Regarding the Trustee

The indenture contains specified limitations on the rights of the trustee, should it become our creditor within three months of, or subsequent to, a default by us to make payment in full of principal of or interest on any series of debt securities issued pursuant to the applicable indenture when and as the same becomes due and payable, to obtain payment of claims, or to realize for its own account on property received in respect of any such claim as security or otherwise, unless and until such default is cured. However, the trustee’s rights as our creditor will not be limited if the creditor relationship arises from, among other things:

•	the ownership or acquisition of securities issued under any indenture or having a maturity of one year or more at the time of acquisition by the trustee;

•	specified advances authorized by a receivership or bankruptcy court of competent jurisdiction or by the indenture;

•	disbursements made in the ordinary course of business in its capacity as indenture trustee, transfer agent, registrar, custodian, or paying agent or in any other similar capacity;

•	indebtedness created as a result of goods or securities sold in a cash transaction or services rendered or premises rented; or

•	the acquisition, ownership, acceptance, or negotiation of specified drafts, bills of exchange, acceptances, or other obligations.

The indenture does not prohibit the trustee from serving as trustee under any other indenture to which we may be a party from time to time or from engaging in other transactions with us. If the trustee acquires any conflicting interest within the meaning of the Trust Indenture Act of 1939 and there is an Event of Default with respect to any series of debt securities, the trustee must eliminate the conflict or resign.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Subject to the restrictions described below, the holders of our common stock are entitled to receive dividends from funds legally available when, as and if declared by our board of directors, and are entitled upon our liquidation, dissolution or winding up to receive pro rata our net assets after satisfaction in full of the prior rights of our creditors and holders of any preferred stock.

Except as otherwise provided by law and subject to the voting rights of our preferred stock of any series that may be outstanding from time to time, the holders of common stock are entitled to one vote for each share held on all matters as to which stockholders are entitled to vote. The holders of common stock do not have cumulative voting rights. The holders of common stock do not have any preferential, subscriptive or preemptive rights to subscribe to or purchase any new or additional issue of shares of any class of stock or of securities convertible into our stock or any conversion rights with respect to any of our securities. Our common stock is not subject to redemption. All of our issued and outstanding common stock is fully paid and non-assessable.

Preferred Stock

Our articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of the series, including the following:

•	the designation of the series;

•	the rate and time of, and conditions and preferences with respect to, dividends, and whether the dividends will be cumulative;

•	the voting rights, if any, of shares of the series;

•	the price, timing and conditions regarding the redemption of shares of the series and whether a sinking fund should be established for the series;

•	the rights and preferences of shares of the series in the event of voluntary or involuntary dissolution, liquidation or winding up of our affairs; and

•	the right, if any, to convert or exchange shares of the series into or for stock or securities of any other series or class.

Our board of directors has adopted a policy requiring that, unless approved by a vote of the stockholders, any designation of preferred stock in connection with the adoption of a stockholder rights plan include provisions effecting the termination of that plan within one year. The policy also requires that other uses of preferred stock be limited to bona fide capital raising or business acquisition transactions. We currently do not have a stockholders rights plan utilizing preferred stock and have not issued any shares of preferred stock. However, as described under “-Stockholder Rights Agreement,” we currently have a stockholder rights plan that provides for the issuance of common stock in certain circumstances.

Purposes and Effects of Certain Provisions of Our Articles of Incorporation and Bylaws

General

Our articles of incorporation and bylaws contain provisions that could make more difficult the acquisition of control of our company by means of a tender offer, open market purchases, a proxy contest or otherwise. A description of these provisions is set forth below.

Preferred Stock

We believe that the availability of the preferred stock under our articles of incorporation will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. Having these authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed. Our board of directors has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, a series of preferred stock might impede a business combination by including class voting rights which would enable the holder or holders of such series to block a proposed transaction. Our board of directors will make any determination to issue shares based on its judgment as to our and our stockholders’ best interests. In so acting, our board of directors could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then prevailing market price of the stock.

Classified Board of Directors; Removal of Directors

Our bylaws divide our board of directors into three classes of directors, with each class serving staggered, three-year terms. In addition, Nevada law provides that our directors may be removed from office by a vote of at least 66-2/3% in voting power of the then-outstanding shares of our voting stock entitled to vote in the election of directors, voting together as a single group. The classification of our board of directors means that, unless directors are removed by stockholders, it could require at least two annual meetings of stockholders for a majority of stockholders to make a change of control of the board of directors, because only a portion of the directors will be elected at each meeting. A significant effect of a classified board of directors may be to deter hostile takeover attempts, because an acquirer could experience delay in replacing a majority of the directors. A classified board of directors also makes it more difficult for stockholders to effect a change of control of the board of directors, even if such a change of control were to be sought due to dissatisfaction with the performance of our company’s directors.

Limitation of Director and Officer Liability

Our articles of incorporation limit the liability of directors and officers to our company and our stockholders to the fullest extent permitted by Nevada law. Specifically, a director or officer will not be personally liable for monetary damages for breach of his or her fiduciary duty as a director, except for liability for:

•	acts or omissions which involve intentional misconduct, fraud or a knowing violation of law;

•	violations under Section 78.300 of the Nevada Revised Statutes, which relates to unlawful distributions to stockholders or unlawful stock repurchases or redemptions; or

•	any act, omission to act or breach of duty as to which any other applicable statute, rule or regulation provides that the liability of directors or officers may not be eliminated or limited.

These provisions in our articles of incorporation may have the effect of reducing the likelihood of derivative litigation against our directors and officers and may discourage or deter stockholders or management from bringing a lawsuit against our directors or officers for breach of their duty of care, even though such an action, if successful, might otherwise have benefited our company and its stockholders. These provisions do not limit or affect a stockholder’s ability to seek and obtain relief under federal securities laws.

Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called only by our board of directors, our chairman of the board, our president or by one or more stockholders holding shares which, in the aggregate, entitle them to cast not less than 10% of the votes at the meeting.

Stockholder Rights Agreement

On September 11, 2007, our board of directors adopted a Rights Agreement, which we call the stockholder rights agreement, between us and Transfer Online, Inc., as rights agent, and declared a dividend, paid on September 14, 2007, of one right to purchase one whole share of our common stock for each outstanding share of our common stock. Each Right entitles the registered holder, after the occurrence of a “Distribution Date” as defined in the Rights Agreement and described below, to exercise the right to purchase from us one share of common stock at an exercise price of $240, subject to adjustment.

The rights are not exercisable until the earlier of:

•	the tenth day after a person or group of affiliated or associated persons (which we refer to as an acquiring person) publicly announces that it has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our outstanding common stock; or

•	10 days, or such later date as our board of directors may determine, following the commencement of, or first public announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in a person or group becoming an acquiring person.

We are entitled to redeem the rights in exchange for a payment (currently $0.01 per right, but subject to possible adjustment) at any time prior to the earlier to occur of:

•	a person becoming an acquiring person; or

•	the expiration of the rights.

If the rights become exercisable, a holder of rights (other than rights beneficially owned by an acquiring person, which rights would be void), would be entitled to buy a number of shares of our common stock or, if certain transactions involving an acquisition of our company or its assets have occurred, the common stock of the acquiring company, having a market value of twice the exercise price of each right (currently $480, but subject to possible adjustment). Holders of shares of our common stock who do not exercise their rights in such circumstances will experience dilution of their investment in the company. The rights under the stockholder rights agreement expire on September 11, 2017, unless earlier redeemed or exchanged. Until a right is exercised, the holder has no rights as a stockholder including, without limitation, the right to vote as a stockholder or to receive dividends.

We are entitled to amend the rights, without restriction and without the approval of any holders of shares of our common stock, at any time or from time to time prior to the rights becoming exercisable. After the rights become exercisable, our ability to amend the rights is subject to specified restrictions.

Nevada Anti-Takeover Laws

The Nevada Revised Statutes include “acquisition of controlling interest” provisions pursuant to which any person acquiring certain statutorily defined “control” percentages of a corporation’s outstanding shares in the secondary market are prohibited from voting those “control shares” unless a majority of the other stockholders elect to restore such voting rights in whole or in part. The Nevada Revised Statutes also include provisions limiting the ability of a Nevada corporation to engage in a merger or other combination transaction with an “interested stockholder,” a term that includes certain holders of 10% or more of the corporation’s outstanding voting stock. These provisions generally will not apply to a corporation that does not have a specified number of record stockholders or does not meet other specified criteria. Accordingly, the application of these statutes to us may vary over time. To the extent they are applicable, they may discourage persons interested in acquiring a significant interest in the Company, regardless of whether such acquisition may be in the interest of the Company or our stockholders.

Other

We are considering proposing to our stockholders at the 2015 annual stockholders’ meeting a reincorporation of our Company from Nevada to Delaware.

Transfer Agent

The transfer agent for our common stock is Computershare Limited.

DESCRIPTION OF DEPOSITARY SHARES

We may offer depositary shares (either separately or together with other securities) representing fractional shares of preferred stock of any series. In connection with the issuance of any depositary shares, we will enter into a deposit agreement with a bank or trust company, as depositary, which will be named in the applicable prospectus supplement. Depositary shares will be evidenced by depositary receipts issued pursuant to the related deposit agreement. Immediately following our issuance of the security related to the depositary shares, we will deposit the shares of preferred stock with the relevant depositary and will cause the depositary to issue, on our behalf, the related depositary receipts. Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the fraction of a share of preferred stock represented by the related depositary share, to all the rights, preferences and privileges of, and will be subject to all of the limitations and restrictions on, the preferred stock represented by the depositary receipt (including, if applicable, dividend, voting, conversion, exchange, redemption, sinking fund, repayment at maturity, subscription and liquidation rights).

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of debt securities, common stock, preferred stock, depositary shares, or any combination thereof. We may issue warrants independently or together with any other securities offered by a prospectus supplement. Warrants may be attached to or separate from such securities. Each series of warrants will be issued under a separate warrant agreement we will enter into with a warrant agent specified in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of a particular series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The applicable prospectus supplement will describe the terms of the warrants in respect of which this prospectus is being delivered, including, to the extent applicable, the following:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the price or prices at which the warrants will be issued;

•	the designation, number or principal amount and terms of the debt securities, common stock, preferred stock, and/or depositary shares purchasable upon exercise of the warrants;

•	the designation and terms of the other securities, if any, with which the warrants are issued and the number of warrants issued with each security;

•	the date, if any, on and after which the warrants and the related underlying securities will be separately transferable;

•	whether the warrants will be issued in registered form or bearer form;

•	the price at which each underlying security purchasable upon exercise of the warrants may be purchased;

•	the date on which the right to exercise the warrants will commence and the date on which that right will expire;

•	the identity of the warrant agent;

•	the maximum or minimum number of the warrants that may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	a discussion of any material federal income tax considerations; and

•	any other terms of the warrants, including terms, procedures, and limitations relating to the transferability, exchange, and exercise of the warrants.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts, including contracts obligating holders to purchase from us, and for us to sell to holders, a specific or varying number of debt securities, shares of our common stock or preferred stock, depositary shares, warrants or securities of an entity unaffiliated with us, or any combination of the above, at a future date or dates. Alternatively, the purchase contracts may obligate us to purchase from holders, and obligate holders to sell to us, a specific or varying number or amount of debt securities, shares of our common stock or preferred stock, depositary shares, warrants or other property. The price per share of preferred stock or common stock or price of other securities may be fixed at the time the purchase contracts are issued or may be determined by reference to a specific formula described in the purchase contracts. We may issue purchase contracts separately or as a part of units each consisting of a purchase contract and debt securities, preferred securities, common securities, warrants or debt obligations of third parties, including U.S. Treasury securities, securing the holder’s obligations under the purchase contract. The purchase contracts may require us to make periodic payments to holders, or may require holders to make periodic payments to us, and the payments may be unsecured or pre-funded on some basis. The purchase contracts may require holders to secure the holder’s obligations in a specified manner that we will describe in the applicable prospectus supplement which we file with the SEC in connection with a public offering relating to the purchase contracts.

The applicable prospectus supplement will describe the terms of any purchase contracts in respect of which this prospectus is being delivered, including, to the extent applicable, the following:

•	whether the purchase contracts obligate the holder or us to purchase or sell, or both purchase and sell the securities subject to purchase under the purchase contract, and the nature and amount of each of those securities, or the method of determining those amounts;

•	whether the purchase contracts are to be prepaid or not;

•	whether the purchase contracts are to be settled by delivery, or by reference or linkage to the value, performance or level of the securities subject to purchase under the purchase contract;

•	any acceleration, cancellation, termination or other provisions relating to the settlement of the purchase contracts; and

•	whether the purchase contracts will be issued in fully registered or global form.

DESCRIPTION OF UNITS

We may issue units comprising one or more securities described in this prospectus in any combination. Units may also include debt obligations of third parties, such as U.S. Treasury securities. Each unit will be issued so that the holder of the unit also is the holder of each security included in the unit. Thus, the holder of each unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time or at any time before a specified date.

The applicable prospectus supplement will describe the terms of any units in respect of which this prospectus is being delivered, including, to the extent applicable, the following:

•	the designation and terms of the units and the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provision for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

•	whether the units will be issued in fully registered or global form.

SELECTED FINANCIAL DATA

	Year Ended/As of December 31,
	2014	2013	2012	2011	2010
	(in millions, except per share data and as noted)
Statement of Operations (From Continuing Operations):
Crude oil, natural gas and NGLs sales	$471.4	$340.8	$228.0	$216.1	$144.8
Commodity price risk management gain (loss), net	310.3	$(23.9)	29.3	39.4	59.4
Total revenues	856.2	392.7	307.1	323.3	274.8
Income (loss) from continuing operations	107.3	(21.1)	(19.4)	23.2	23.8
Earnings per share from continuing operations:
Basic	$3.00	$(0.65)	$(0.70)	$0.98	$1.23
Diluted	2.93	(0.65)	(0.70)	0.97	1.21

Statement of Cash Flows:
Net cash from:
Operating activities	$236.7	$159.2	$174.7	$166.8	$151.8
Investing activities	(474.1)	(217.1)	(451.9)	(456.4)	(300.9)
Financing activities	60.3	248.7	271.4	243.4	171.5
Capital expenditures	628.6	394.9	347.7	334.5	162.7
Acquisitions of crude oil and natural gas properties	—	9.7	312.2	145.9	158.1

Balance Sheet:
Total assets	$2,340.6	$2,025.2	$1,826.8	$1,698.0	$1,389.0
Working capital	30.3	112.4	(31.4)	(22.0)	16.2
Long-term debt	664.9	605.0	676.6	532.2	295.7
Total equity	1,137.4	967.6	703.2	664.1	642.2

Pricing and Lease Operating Expenses From to Continuing Operations (per Boe):
Average sales price (excluding net settlements on derivatives)	$50.72	$52.23	$46.85	$49.97	$43.38
Average lease operating expenses	4.36	4.78	4.57	4.56	3.97

Production (MBoe):
Production from continuing operations	9,294.4	6,524.7	4,866.5	4,324.4	3,336.6
Production from discontinued operations	1,093.0	2,032.6	3,458.7	3,596.3	3,102.8

Total production	10,387.4	8,557.3	8,325.2	7,920.7	6,439.4

Total proved reserves (MMBoe) (1)(2)(3)	250.1	265.8	192.8	169.3	143.4

(1)	Includes total proved reserves related to our Marcellus Shale and shallow Upper Devonian Appalachian Basin assets of 40 MMBoe, 30 MMBoe, 22 MMBoe and 11MMBoe as of December 31, 2013, 2012, 2011 and 2010, respectively.
(2)	Includes total proved reserves related to our Piceance Basin and NECO assets of 14 MMBoe, 59 MMBoe, and 76 MMBoe as of December 31, 2012, 2011 and 2010, respectively.
(3)	Includes total proved reserves related to our Permian Basin assets of 11 MMBoe and 5 MMBoe as of December 31, 2011 and 2010, respectively.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our historical ratio of earnings to fixed charges for each of the five years ended December 31, 2014, 2013, 2012, 2011 and 2010. For the purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes minus income from equity investees plus distributed earnings from equity investees and fixed charges. “Fixed charges” consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.

	Year Ended December 31,
	2014	2013		2012		2011	2010
Ratio of Earnings to Fixed Charges	4.3x	0.4x	(a)	0.4x	(a)	1.9x	2.0x

a.	For the years ended December 31, 2013 and 2012, earnings were insufficient to cover total fixed charges by $33.6 million and $30.7 million, respectively.

USE OF PROCEEDS

We intend to use the net proceeds from the securities offered by this prospectus for general corporate purposes, which may include the acquisition of producing properties and other assets, the repayment of our outstanding indebtedness, working capital, or for any other purposes as may be described in the accompanying prospectus supplement.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus from time to time in one or more transactions, including without limitation:

•	directly to purchasers;

•	through agents;

•	to or through underwriters or dealers;

•	through a combination of these methods; or

•	in any other manner permitted by law.

Each time we sell securities, we will provide a prospectus supplement that will name any underwriter, dealer or agent involved in the offer and sale of the securities. The prospectus supplement will also set forth the terms of the offering, including the purchase price of the securities and the proceeds to the issuer(s) from the sale of the securities, any underwriting discounts and other items constituting underwriters’ compensation and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the securities may be listed. Each time we sell securities, we will describe the method of distribution of the securities in the prospectus supplement relating to the transaction.

A distribution of the securities offered by this prospectus may also be effected through the issuance of derivative securities, including without limitation, warrants, exchangeable securities, forward delivery contracts and the writing of options.

In addition, the manner in which we may sell some or all of the securities covered by this prospectus includes, without limitation, through:

•	a block trade in which a broker-dealer will attempt to sell as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers; or

•	privately negotiated transactions.

We may also enter into hedging transactions. For example, we may:

•	enter into transactions with a broker-dealer or affiliate thereof in connection with which such broker-dealer or affiliate will engage in short sales of the common stock pursuant to this prospectus, in which case such broker-dealer or affiliate may use shares of common stock received from us to close out its short positions;

•	sell securities short and redeliver such shares to close out our short positions;

•	enter into option or other types of transactions that require us to deliver common stock to a broker-dealer or an affiliate thereof, who will then resell or transfer the common stock under this prospectus;

•	loan or pledge the common stock to a broker-dealer or an affiliate thereof, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares pursuant to this prospectus.

In addition, we may enter into derivative or hedging transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with such a transaction, the third parties may sell securities covered by and pursuant to this prospectus and an applicable prospectus supplement or pricing supplement, as the case may be. If so, the third party may use securities borrowed from us or others to settle such sales and may use securities received from us to close out any related short positions. We may also loan or pledge securities covered by this prospectus and an applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement or pricing supplement, as the case may be.

A prospectus supplement with respect to each series of securities will state the terms of the offering of the securities, including:

•	the terms of the offering;

•	the name or names of any underwriters or agents and the amounts of securities underwritten or purchased by each of them, if any;

•	the public offering price or purchase price of the securities and the net proceeds to be received by us from the sale;

•	any delayed delivery arrangements;

•	any initial public offering price;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange on which the securities may be listed.

The offer and sale of the securities described in this prospectus by us, the underwriters or the third parties described above may be effected from time to time in one or more transactions, including privately negotiated transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to the prevailing market prices; or

•	at negotiated prices.

General

Any public offering price and any discounts, commissions, concessions or other items constituting compensation allowed or reallowed or paid to underwriters, dealers, agents or remarketing firms may be changed from time to time. Underwriters, dealers, agents and remarketing firms that participate in the distribution of the offered securities may be “underwriters” as defined in the Securities Act. Any discounts or commissions they receive from us and any profits they receive on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify any underwriters, agents or dealers and describe their commissions, fees or discounts in the applicable prospectus supplement or pricing supplement, as the case may be.

Underwriters and Agents

If underwriters are used in a sale, they will acquire the offered securities for their own account. The underwriters may resell the offered securities in one or more transactions, including negotiated transactions. These sales may be made at a fixed public offering price or prices, which may be changed, at market prices prevailing at the time of the sale, at prices related to such prevailing market price or at negotiated prices. We may offer the securities to the public through an underwriting syndicate or through a single underwriter. The underwriters in any particular offering will be mentioned in the applicable prospectus supplement or pricing supplement, as the case may be.

Unless otherwise specified in connection with any particular offering of securities, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions contained in an underwriting agreement that we will enter into with the underwriters at the time of the sale to them. The underwriters will be obligated to purchase all of the securities of the series offered if any of the securities are purchased, unless otherwise specified in connection with any particular offering of securities. Any initial public offering price and any discounts or concessions allowed, reallowed or paid to dealers may be changed from time to time.

We may designate agents to sell the offered securities. Unless otherwise specified in connection with any particular offering of securities, the agents will agree to use their best efforts to solicit purchases for the period of their appointment. We may also sell the offered securities to one or more remarketing firms, acting as principals for their own accounts or as agents for us. These firms will remarket the offered securities upon purchasing them in accordance with a redemption or repayment pursuant to the terms of the offered securities. A prospectus supplement or pricing supplement, as the case may be will identify any remarketing firm and will describe the terms of its agreement, if any, with us and its compensation.

In connection with offerings made through underwriters or agents, we may enter into agreements with such underwriters or agents pursuant to which we receive our outstanding securities in consideration for the securities being offered to the public for cash. In connection with these arrangements, the underwriters or agents may also sell securities covered by this prospectus to hedge their positions in these outstanding securities, including in short sale transactions. If so, the underwriters or agents may use the securities received from us under these arrangements to close out any related open borrowings of securities.

Dealers

We may sell the offered securities to dealers as principals. We may negotiate and pay dealers’ commissions, discounts or concessions for their services. The dealer may then resell such securities to the public either at varying prices to be determined by the dealer or at a fixed offering price agreed to with us at the time of resale. Dealers engaged by us may allow other dealers to participate in resales.

Direct Sales

We may choose to sell the offered securities directly. In this case, no underwriters or agents would be involved.

Institutional Purchasers

We may authorize agents, dealers or underwriters to solicit certain institutional investors to purchase offered securities on a delayed delivery basis pursuant to delayed delivery contracts providing for payment and delivery on a specified future date. The applicable prospectus supplement or pricing supplement, as the case may be will provide the details of any such arrangement, including the offering price and commissions payable on the solicitations.

We will enter into such delayed contracts only with institutional purchasers that we approve. These institutions may include commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions.

Indemnification; Other Relationships

We may have agreements with agents, underwriters, dealers and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Agents, underwriters, dealers and remarketing firms, and their affiliates, may engage in transactions with, or perform services for, us in the ordinary course of business. This includes commercial banking and investment banking transactions.

Market Making, Stabilization and Other Transactions

There is currently no market for any of the offered securities, other than our common stock which is listed on The NASDAQ Global Select Market. If the offered securities are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors. While it is possible that an underwriter could inform us that it intended to make a market in the offered securities, such underwriter would not be obligated to do so, and any such market making could be discontinued at any time without notice. Therefore, no assurance can be given as to whether an active trading market will develop for the offered securities. We have no current plans for listing of the debt securities, preferred stock or warrants on any securities exchange or on the National Association of Securities Dealers, Inc. automated quotation system; any such listing with respect to any particular debt securities, preferred stock or warrants will be described in the applicable prospectus supplement or pricing supplement, as the case may be.

In connection with any offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over- allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress for the purpose of pegging, fixing or maintaining the price of the securities.

In connection with any offering, the underwriters may also engage in penalty bids. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

Fees and Commissions

If more than 5% of the net proceeds of any offering of securities made under this prospectus will be received by members of the Financial Industry Regulatory Authority, or FINRA, participating in the offering or affiliates or associated persons of such FINRA members, the offering will be conducted in accordance with applicable FINRA Rules.

CERTAIN LEGAL MATTERS

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplements, the validity of those securities may be passed upon for us by Davis Graham & Stubbs LLP, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INDEPENDENT PETROLEUM CONSULTANTS

Certain information contained in the documents we incorporate by reference in this prospectus with respect to the natural gas and oil reserves associated with our natural gas and oil prospects is derived from the reports of Ryder Scott Company, LP, an independent petroleum and natural gas consulting firm, and has been incorporated by reference in this prospectus upon the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports.